UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2010
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Telvent GIT, S.A. (the “Company” or “Telvent”) is a leading real-time IT solutions and information provider for a sustainable world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     We also deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.
References
Unless otherwise indicated,
(1)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;
(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;
(3)	All references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union;
(4)	“DTN” refers to DTN Holding Company, Inc., which we acquired on October 28, 2008;
(5)	“Matchmind” refers to Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., in which we acquired a 58% interest on October 1, 2007;

(6)	“North America” refers to the United States and Canada;
(7)	“NLDC” refers to Northern Lakes Data Corp., from which we acquired certain assets on February 3, 2009;
(8)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;
(9)	“SEC” refers to the United States Securities and Exchange Commission;
(10)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;
(11)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;
(12)	“Telvent Caseta” refers to our subsidiary Telvent Caseta, Inc. (formerly known as Caseta Technologies Inc.), which we acquired on April 27, 2007 and which was merged into Telvent Farradyne Inc. (now called Telvent USA Corporation) on April 1, 2010;
(13)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd.;
(14)	“Telvent DMS” refers to Telvent DMS LLC Novi Sad, a joint venture formed in Serbia with the DMS Group LLC., on May 8, 2008;
(15)	“Telvent DTN” refers to Telvent DTN, Inc., which is the surviving legal entity that resulted from a corporate reorganization completed on October 26, 2009 under which the name DTN Holding Company, Inc., was changed to Telvent DTN, Inc., and all of the subsidiaries of DTN Holding Company, Inc. were merged into Telvent DTN, Inc.;
(16)	“Telvent Energía” refers to our subsidiary Telvent Energía, S.A.;
(17)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;
(18)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;
(19)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;
(20)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;
(21)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America, Inc. which was merged into Telvent Farradyne Inc. (now called Telvent USA Corporation) on April 13, 2010;
(22)	“Telvent Tráfico” refers to our subsidiary Telvent Tráfico y Transporte, S.A.;
(23)	“Telvent USA” refers to our subsidiary Telvent U.S.A., Inc. which was merged into Telvent Farradyne Inc. (now called Telvent USA Corporation) on June 30, 2010;
(24)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires.

     I. Financial Information
A. Financial Statements
TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€49,883	€92,893
Other short-term investments	1,173	758
Derivative contracts	2,300	2,622
Accounts receivable (net of allowances of € 1,185 as of June 30, 2010 and € 1,122 as of December 31, 2009)	124,514	66,450
Unbilled revenues	345,113	320,919
Due from related parties	37,170	8,762
Inventory	19,959	20,432
Other taxes receivable	22,234	18,974
Deferred tax assets	4,976	4,137
Other current assets	7,393	5,694

Total current assets	€614,715	€541,641
Deposits and other investments	7,477	7,476
Investments carried under the equity method	7,814	6,472
Property, plant and equipment, net	83,516	81,549
Long-term receivables and other assets	11,101	10,732
Deferred tax assets	64,656	41,166
Other intangible assets, net	219,121	184,359
Goodwill	276,242	234,404
Derivative contracts long-term	2,270	831

Total assets	€1,286,912	€1,108,630

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€220,540	264,368
Billings in excess of costs and estimated earnings	74,587	61,989
Accrued and other liabilities	23,441	15,951
Income and other taxes payable	26,239	24,526
Deferred tax liabilities	4,427	4,554
Due to related parties	119,905	63,915
Current portion of long-term debt	9,695	17,621
Short-term debt	59,048	97,335
Short-term leasing obligations	2,010	8,822
Derivative contracts	3,872	4,788

Total current liabilities	€543,764	€563,869
The accompanying notes are an integral part of these unaudited condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Long-term debt less current portion	165,876	171,202
Long-term leasing obligations	1,624	13,043
Derivative contracts, long-term	9,851	1,430
Other long-term liabilities	24,554	29,516
Convertible notes, net of conversion option	110,314	—
Deferred tax liabilities	55,174	48,226
Unearned income	2,440	1,360

Total liabilities	€913,597	€828,646

Commitments and contingencies	—	—

Equity:
Non-controlling interest	559	208
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares authorized and issued, same class and series.	102,455	102,455
Treasury stock, at cost, 370,962 shares	(4,707)	(4,707)
Additional paid-in capital	94,609	94,481
Accumulated other comprehensive income (loss)	31,340	(24,967)
Retained earnings	149,059	112,514

Total shareholder’s equity	€372,756	€279,776

Total equity	€373,315	€279,984

Total liabilities and equity	€1,286,912	€1,108,630

The accompanying notes are an integral part of these unaudited condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenues	€181,230	€185,524	€338,961	€368,046
Cost of revenues	113,883	121,225	208,843	234,783

Gross profit	€67,347	€64,299	€130,118	€133,263

General and administrative	31,089	31,011	61,146	59,975
Sales and marketing	7,035	5,625	15,282	13,497
Research and development	2,728	3,731	5,562	8,560
Depreciation and amortization	9,128	7,028	17,082	13,907
Other allowances	18,035	—	18,035	—

Total operating expenses	€68,015	€47,395	€117,107	€95,939

Income (loss) from operations	(668)	16,904	13,011	37,324
Interest expense	(4,837)	(9,343)	(12,204)	(16,579)
Interest income	(29)	88	43	113
Other financial income (expense), net	32,418	1,803	30,092	(3,884)
Income (loss) from companies carried under the equity method	(362)	101	1,834	180
Other income (expense), net	—	(780)	—	(780)

Total other income (expense)	€27,190	€(8,131)	€19,765	€(20,950)

Income before income taxes	26,522	8,773	32,776	16,374
Income tax expense (benefit)	(4,587)	609	(4,391)	1,802

Net income	€31,109	€8,164	€37,167	€14,572

Loss/(profit) attributable to non-controlling interest	(292)	80	(622)	(201)

Net income attributable to the parent company	€30,817	€8,244	€36,545	€14,371

Earnings per share
Basic net income attributable to the parent company per share	€0.91	€0.24	€1.08	€0.42

Diluted net income attributable to the parent company per share (*)	€0.19	€0.24	€0.35	€0.42

Weighted average number of shares outstanding
Basic	33,723,197	34,094,159	33,723,197	34,094,159
Diluted (*)	38,724,157	34,094,159	36,421,948	34,094,159

(*)	Diluted Earnings per share was calculated using the “as-if-converted” method for the Company’s convertible notes. See Note 4 to the unaudited Consolidated Financial Statements.
The unaudited Consolidated Statements of Operations include the following income (expense) items from transactions with related parties. Cost of revenues include costs generated with related parties, and not all the costs incurred to generate related parties revenues.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenues	€5,971	€14,792	€8,555	€23,812
Cost of revenues	(2,815)	(2,087)	(3,739)	(2,650)
General and administrative	(4,881)	(2,915)	(11,887)	(3,310)
Financial income (expense), net	(2,130)	(579)	(4,604)	(1,181)
The accompanying notes are an integral part of these unaudited condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Six Months Ended June 30,
	2010	2009
Cash flows from operating activities:
Net income	€37,167	€14,572
Less (profit)/loss attributable to non-controlling interest	(622)	(201)

Net income attributable to the parent company	36,545	14,371
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities	(22,552)	21,688
Change in operating assets and liabilities, net of amounts acquired	(67,996)	(8,649)
Change in operating assets and liabilities due to temporary joint ventures	(1,875)	(1,920)
Adoption of SFAS 167	(5,707)	-

Net cash provided by (used in) operating activities	€(61,585)	€25,691

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	286	(23,419)
Due from related parties	(7,690)	9,744
Acquisition of subsidiaries, net of cash, including deferred payments	(13,797)	(12,082)
Purchase of property, plant & equipment	(6,757)	(4,355)
Investment in intangible assets	(9,072)	(3,165)
Disposal / (acquisition) of investments	2,599	(1,000)

Net cash provided by (used in) investing activities	€(34,431)	€(34,277)

Cash flows from financing activities:
Proceeds from long-term debt	163,410	10,521
Repayment of long-term debt	(203,718)	(8,297)
Proceeds from short-term debt	11,188	14,585
Repayment of short-term debt	(70,305)	(5,432)
Proceeds from issuance of convertible notes	142,133	—
Proceeds (repayments) of government loans	124	(425)
Due to related parties	4,948	15,565
Dividends paid to shareholders	—	(12,274)
Dividends paid to non-controlling interest	—	(1,283)

Net cash provided by (used in) financing activities	€47,780	€12,960

Net increase (decrease) in cash and cash equivalents	€(48,236)	€4,374
Net effect of foreign exchange in cash and cash equivalents	5,226	359
Cash and cash equivalents at the beginning of period	92,340	60,792
Joint venture cash and cash equivalents at the beginning of period	553	6,931

Cash and cash equivalents at the end of period	€49,883	€72,456

Supplemental disclosure of cash information
Cash paid for the period:
Income taxes	€4,838	€3,284
Interest	10,354	16,874
Non-cash transactions:
Capital leases	€450	€2,289
The accompanying notes are an integral part of these unaudited condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Equity
(In thousands of Euros except share amounts)

						Accumulated
				Additional		Other
	Ordinary Shares		Treasury	Paid-in	Retained	Comprehensive	Non-Controlling	Total
	Shares	Amount	Stock	capital	Earnings	Income / (Loss)	Interest	Equity
Balance, December 31, 2009	34,094,159	€ 102,455	€(4,707)	€ 94,481	€ 112,514	€(24,967)	€ 208	€ 279,984

Comprehensive income:
Net Income attributable to parent company	—	—	—	—	36,545	—	—	36,545
Foreign currency translation adjustment	—	—	—	—	—	63,338	(7)	63,331
Net investment hedges, net of tax	—	—	—	—	—	(6,719)	—	(6,719)
Derivatives qualifying as hedges	—	—	—	—	—	(312)	—	(312)

Total comprehensive income								92,845

Adoption of SFAS 167	—	—	—	—	—	—	(282)	(282)
Extraordinary variable compensation plan	—	—	—	10	—	—	—	10
Parent company stock purchase plan	—	—	—	118	—	—	—	118
Net change in non-controlling interest	—	—	—	—	—	—	18	18
Profit attributable to non-controlling interest	—	—	—	—	—	—	622	622

Balance, June 30, 2010	34,094,159	€ 102,455	€(4,707)	€ 94,609	€ 149,059	€31,340	€ 559	€ 373,315

The accompanying notes are an integral part of these unaudited condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
1. Description of Business
     Telvent Desarrollos, S.A. was incorporated on April 4, 2000 and is registered in the Madrid Registry of Companies, Volume 15,370, Folio 164, Sheet No. M-257879, 1st entry, C.I.F. No. A-82631623. Its corporate headquarters are located in Madrid, Spain. At a general shareholders’ meeting held on January 19, 2001, Telvent Desarrollos, S.A. changed its name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, Telvent Sistemas y Redes, S.A. changed its name to Telvent GIT, S.A. (“Telvent” or the “Company”), which remains its legal and commercial name. The largest shareholder of Telvent is Abengoa, S.A., which currently holds, indirectly, 40% of Telvent’s outstanding shares.
     Telvent is a leading real-time IT solutions and information provider for a sustainable world that specializes in high value-added real time services and solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These services and solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable Telvent’s customers to more efficiently manage their operations, business processes and customer services.
     Within these financial statements, “Abengoa” refers to Abengoa, S.A. and its subsidiaries, but excluding Telvent and its subsidiaries. The “Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent and its subsidiaries.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations.
     The results of operations for the six-month period ended June 30, 2010 may not necessarily be indicative of the operating results that may be expected for the entire year. The unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 18, 2010.
Adoption of SFAS 167
     Effective January 1, 2010, the Company adopted ASC 810, Consolidations, formerly SFAS

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
No. 167, Amendments to FASB Interpretation No. 46 (R) (SFAS 167). As explained in Note 6, the adoption of this Standard has resulted in the deconsolidation of most of our joint venture arrangements, where there is joint control, and these investments are now carried under the equity method. SFAS 167 was adopted prospectively. Had this Standard been adopted retrospectively, revenues and cost of revenues for the six-month period and the three-month period ended June 30, 2009 would have been as follows:

	Six Months Ended June 30,
	2010	2009
Revenues	€338,961	€355,320
Cost of revenues	208,843	222,488

Gross profit	€130,118	€132,832

	Three Months Ended June 30,
	2010	2009
Revenues	€181,230	€180,144
Cost of revenues	113,883	116,179

Gross profit	€67,347	€63,965

Convertible Notes
     On April 19, 2010, the Company issued U.S. $200,000 aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”) due 2015 (for more detail refer to Note 9 “Convertible Notes”). Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 (one thousand U.S. dollars) principal amount of Notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share.
     The Notes are a complex hybrid instrument bearing an embedded option according to which, if converted, the Company can elect to redeem the Notes either by providing the noteholder, in cash, the redemption amount of the security or the number of ordinary shares into which the security is convertible. The embedded option qualifies to be separated from the Note and accounted for as a derivative instrument in accordance with U.S. GAAP, with an offsetting debit that reduces the carrying amount of the Notes, due to the fact that the conversion strike price is denominated in a currency (U.S. $) other than the issuer’s functional currency (Euro).
     As a result, at the time of issuance, the option is separated from the Note and recorded as a derivative liability at fair value, with future changes in fair value recorded in the Income Statement as “Other financial income (expense), net”. The remaining proceeds of the Notes are classified as Debt and will be recorded following the effective interest method. Interest expense includes the amortization of the original value of the conversion option.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Net investment hedge
     Effective April 19, 2010, the Company started applying net investment hedge on the net assets of Telvent DTN, a subsidiary with functional currency U.S. $. The non-derivative financial instrument designated as hedging instrument are the Convertible Notes described above, denominated in U.S. $.
     According to ASC 815-35-35, the foreign currency transaction gain or loss on the non-derivative hedging instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment. That is, reported in the cumulative translation adjustment section of other comprehensive income to the extent it is effective as a hedge, as long as the following conditions are met: the notional amount of the non-derivative instrument matches the portion of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment. In that circumstance, no hedge ineffectiveness would be recognized in earnings. As described in Note 10, as of June 30, 2010 the net investment hedge was 100% effective.
Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
3. Recent Accounting Pronouncements
     In April 2010, the FASB issued ASU No. 2010-17, an accounting standards update that provides guidance on the milestone method of revenue recognition for research and development arrangements. This guidance allows an entity to make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. This guidance will be effective for fiscal years beginning on or after June 15, 2010, which will be the Company’s fiscal year 2011, and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented, with earlier application permitted. The Company does not expect the adoption of this statement to have any material effect on its financial position, results of operations or cash flows.
4. Earnings per share
     Basic net income attributable to the parent company per share was computed by dividing income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Diluted net income attributable to the parent company per share was computed according to ASC 260-10-55, by application of the if-converted method. Under this method, the convertible debt is assumed to have been converted at the beginning of the period or at the time of issuance, if later, and the resulting shares are included in the denominator. Interest charges applicable to the convertible debt, net of taxes, are added back to the numerator. Similarly, the earnings effect of the change in fair value of the liability component of the convertible debt, net of tax, has been added back to the numerator. The effect of this computation is not anti-dilutive, so conversion is assumed.
     The following table shows a reconciliation of net income and weighted-average shares of ordinary shares outstanding for purposes of calculating diluted net income per share (in thousands of Euros except share and per share amounts):

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Adjusted net income attributable to the parent company for diluted EPS:
Net income	€ 31,109	€ 8,164	37,167	14,572
Loss/(profit) attributable to non-controlling interest	(292)	80	(622)	(201)
Net income attributable to the parent company	30,817	8,244	36,545	14,371
Add back:
Convertible debt interest expense, net of tax	2,545	—	2,545	—
Change in fair value of embedded call option, net of tax	(26,163)	—	(26,163)	—

Adjusted net income attributable to the parent company	7,199	8,244	12,927	14,371

Weighted average number of shares outstanding, for diluted EPS:
Diluted weighted average number of shares of stock outstanding	34,094,159	34,094,159	34,094,159	34,094,159
Add:
Weighted average number of shares issuable, upon conversion of convertible notes	4,629,998	—	2,327,789	—

Weighted average number of shares, for diluted EPS	38,724,157	34,094,159	36,421,948	34,094,159

Diluted net income attributable to the parent company, per share	0.19	0.24	0.35	0.42
5. Investments carried under the equity method
     Through December 31, 2009, investments carried under the equity method consisted mainly of the investment made in 2008 by the Company’s subsidiary, Telvent Energía, in a joint venture with the DMS Group LLC (“DMS Group”), based in Serbia, under the name “Telvent DMS LLC, Novi Sad”. Telvent Energía owns a 49% interest in Telvent DMS, while the DMS Group owns the remaining 51%.
     The Company agreed to make a total investment of € 6,111 in Telvent DMS, such amount has been completely paid as of June 30, 2010.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     In addition, the Company has other equity method investments as described below.
6. Investments in Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts. These joint ventures are considered to be variable interest entities as they have no equity.
     Effective January 1, 2010, the Company adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R (SFAS 167). This Statement identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the variable interest entity. SFAS 167 states that if an enterprise determines that power is, in fact, shared among multiple unrelated parties, such that no one party has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, then no party is the primary beneficiary.
     The Company has applied SFAS 167 prospectively. The application of this standard has resulted in the deconsolidation of all the joint ventures established with unrelated parties that were consolidated until December 31, 2009. Joint ventures in which the Company participates with unrelated parties are operated through a management committee comprised of equal representation from each of the joint venture partners, which makes all the decisions about the joint venture’s activities that have a significant effect on its success. All the decisions require consent of each of the parties sharing power, so that all the parties together have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. As a result, the Company has concluded that in joint ventures established with unrelated parties, power is shared, and thus no party is the primary beneficiary. Such investments are carried, effective January 1, 2010, under the equity method.
     The Company also participates in joint venture arrangements with related parties, mostly with companies that are part of the Abengoa Group. These investments are considered to be variable interest entities with related parties, and thus are consolidated if the Company is the member most closely associated with the joint venture.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Total revenues and cost of revenues recognized with respect to the consolidated joint ventures, which include the revenues and cost of revenues attributable to other venture partners in these arrangements for the three-month and six-month periods ended June 30, 2010 and 2009, respectively, were the following:

	Three Months Ended		Six Months Ended June
	June 30,		30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Euros in thousands)
Total revenues consolidated from UTEs	€ 1,322	€ 5,946	€ 2,640	€ 14,585
Total revenues attributable to other venture partners	448	5,101	940	10,899

Total cost of revenues consolidated from UTEs	420	5,526	692	13,964
Total cost of revenues attributable to other venture partners	16	4,876	16	10,564
     Total assets and liabilities coming from these consolidated UTEs were the following:

As of
	As of June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Total current assets consolidated from UTEs	€ 4,708	€ 29,727
Total non-current assets consolidated from UTEs	€ 8,508	€ 8,656

Total current liabilities consolidated from UTEs	€ 795	€ 27,280
Total non-current liabilities consolidated from UTEs	€ 9,961	€ 9,944
     The total carrying value of equity method investments that correspond to UTE joint ventures as of June 30, 2010 and December 31, 2009 is € 1,894 and € 495, respectively, and is classified in “Investments carried under the equity method” in our Consolidated Balance Sheets. The Company also carries other investments under the equity method as described in Note 5.
     There are no consolidated assets that are collateral for the UTEs obligations. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 31,639 as of June 30, 2010.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
7. Inventory
     Inventory consists of the following:

	As of	As of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Raw Materials	€ 11,399	€ 7,686
Work-in-progress	8,560	12,746

	€ 19,959	€ 20,432

8. Short-term and Long-term Debt
Syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España
     On March 23, 2010, the Company entered into a syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders), for an aggregate principal amount of € 170,000.
     The facilities are structured in two tranches, a term loan facility up to € 100,000 and a revolving facility up to € 70,000. The purpose of the term loan facility is to finance general corporate needs of the Company; to refinance the following existing credit agreements: (1) the unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) and ING Belgium S.A., Sucursal en España, and (2) the bilateral agreement with Caja de Ahorros y Pensiones de Barcelona (“La Caixa”); and also to payoff the following debt instruments: (1) the sale and leaseback agreement entered into between Telvent Housing and ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C., and (2) the credit agreement between Telvent Traffic North America Inc. and Bank of America, N.A. The purpose of the revolving facility is to finance working capital needs of the Company.
     The term loan facility is required to be repaid no later than March 23, 2014, with principal amounts due as follows: € 10,000 on March 23, 2011; € 20,000 on March 23, 2012; € 30,000 on March 23, 2013; and € 40,000 on March 23, 2014. The revolving facility is required to be repaid no later than March 23, 2014.
     The term loan facility’s interest rate will be calculated on the basis of EURIBOR (3 or 6 months) plus an initial spread of 3.00%. The revolving facility’s interest rate will be calculated on the basis of EURIBOR (1, 3 or 6 months) plus an initial spread of 3.00%. However, after March 23, 2011, based on the Company’s prior financial statements, the spread in connection

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) and can range between a minimum of 2.00% and a maximum of 3.00%.
     The syndicated facilities agreement includes usual and customary representations and warranties, affirmative and negative covenants and events of default typical in such a transaction of this size and type. The Company, at June 30, 2010, is in compliance with all its covenants (See Note 15 for disclosure regarding a subsequent amendment to the syndicated facilities agreement).
Loan agreement with Deustche Bank, S.A
     On December 29, 2009, the subsidiary Telvent USA, entered into an agreement with Deutsche Bank, S.A. (“Deutsche Bank”) pursuant to which Deutsche Bank made available a credit facility with a maximum borrowing limit of U.S. $18,000 to finance general treasury needs. Drawdowns under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to LIBOR plus a margin of 1.90%. On June 29, 2010 the loan agreement was amended to extend the termination date to July 29, 2010 (see Note 15 for disclosure regarding a subsequent amendment to the loan agreement). As of June 30, 2010, U.S. $17,900 (€ 14,560) was outstanding under this agreement.
9. Convertible Notes
     On April 6, 2010, Telvent entered into a purchase agreement with Barclays Capital Inc. and RBS Securities Inc., in connection with the offering and sale of U.S. $200,000 aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”), due 2015 (of which $25,000 was issued upon exercise of the initial purchasers’ overallotment option). On April 19, 2010, the sale of the Notes was settled and the Notes were issued pursuant to an indenture, dated April 19, 2010, among the Company, as issuer, BNY Corporate Trustee Services limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent.
     The terms of the senior subordinated convertible Notes are:
a)	The amount issued is U.S. $200,000 and will mature on April 15, 2015.
b)	Interest will be paid semi-annually in arrears at a rate of 5.50% per year, on April 15 and October 15 of each year, beginning on October 15, 2010.
c)	Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election.
d)	If converted, the Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 (one thousand U.S. dollars) principal amount of Notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Telvent’s ordinary shares of U.S. $27.90 per share on April 6, 2010 on the NASDAQ Global Select Market.
     As explained in Note 2, the Notes are a hybrid instrument bearing an embedded call option accounted for as a derivative instrument. At the time of the issuance, the option is separated from the Notes and recorded as a derivative liability at fair value. The initial fair value of the embedded call option, as of April 19, 2010, was U.S. $60,571 (€ 44,861). As of June 30, 2010, the fair value of the option was U.S. $9,201 (€ 7,484). As a result, the Company has recorded financial income amounting to U.S. $51,370 (€ 37,377) in the three-month and six-month periods ended June 30, 2010.
     The remaining proceeds from the issuance of the bonds are classified as long-term debt and recorded net of the initial fair value of the conversion option and related debt issuance costs, following the effective interest method. The carrying amount of the notes as of June 30, 2010 is U.S. $135,620 (€ 110,314). Interest is recognized on the notes using the effective interest method, and includes the amortization of the original value of the conversion option. For the period ended June 30, 2010, interest cost relating to the contractual interest coupon amounted to U.S. $2,292 (€ 1,818), and interest cost relating to the amortization of the initial value of the call option and to the amortization of debt issuance costs amounted to U.S. $1,991 (€ 1,580).
     As of June 30, 2010, the stock price of Telvent was lower than the conversion price of the Notes, so the Notes’ if-converted value does not exceed their principal amount.
10. Financial Instruments
Derivatives
     The majority of the Company’s assets, liabilities, revenues and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are hedged against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and which mature when the forecasted payments or collections are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.
     The Company applies hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities (pre-codification SFAS 133). As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). The effective portion of the gain or loss on the hedging instrument recognized in equity (other comprehensive income) is subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The Company also is exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three months or one year both EURIBOR and LIBOR, plus the applicable margins.
     The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2010 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid to purchase the caps were € 474 and € 382 during the six-month periods ended June 30, 2010, and 2009, respectively.
     In addition, as explained in Note 9, the Company issued U.S. $200,000 of convertible notes, that bear an embedded call option accounted for as a derivative instrument.
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency, interest rate contracts and call option embedded in the convertible notes.

	As of June 30, 2010
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€3,442	€85,137	€4,602	€152,948
Canadian Dollars	126	6,550	89	9,500
Jordan Dinars	—	—	135	736
Qatari Riyals	6	630	234	2,507
Kuwaiti Dinar	34	1,118	—	—
GB Pounds	—	—	6	473
Euro	224	3,511	1,173	10,837

	€3,832	€96,946	€6,239	€177,001
Interest rate contracts:
Interest rate caps and swaps	738	90,364	—	—

Convertible notes embedded call option:	—	—	7,484	162,681

Total	€4,570	€187,310	€13,723	€339,682

	As of December 31, 2009
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€2,257	€39,884	€5,039	€72,181
Canadian Dollars	51	2,910	5	201
Morocco Dirhams	—	—	1	30
Jordan Dinars	117	627	—	—
Qatari Riyals	56	2,323	19	746
Australian Dollars	39	301	—	—
Kuwaiti Dinar	102	916	—	—
Chinese Yuan	—	—	2	38
Euro	205	9,912	185	3,862

	€2,827	€56,873	€5,251	€77,058
Interest rate contracts:
Interest rate caps and swaps	626	80,001	967	76,634

Total	€3,453	€136,874	€6,218	€153,692

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in our Consolidated Balance Sheets, with related gains and losses recorded in earnings.
     The ineffective portion of changes in fair value of hedge positions, reported in earnings for the six-month period ended June 30, 2010, amounted € 115, and has been recorded within “Other financial income/(expense), net” in the Company’s Consolidated Statements of Operations.
     The effective portion of cash flow hedges recorded in other comprehensive income during the six month period ended June 30, 2010, amounted to € 1,650 net of tax, and will be reclassified to earnings over the next twelve months.
Hedge of net investment in foreign operations
     As explained in Note 2, the Company is applying net investment hedge on the net assets of Telvent DTN. On October 28, 2008, Telvent Export, S.L. acquired 100% of the shares of DTN Holding Company Inc., whose functional currency is the U.S. $. Total net assets of Telvent DTN amounted to U.S. $ 337,500 as of June 30, 2010, including goodwill and fair value adjustments arising out of the acquisition. The non-derivative hedging instrument designated as an economic hedge of the net investment in this foreign subsidiary are the U.S. $ 200,000 aggregate principal amount of senior subordinated convertible notes issued on April 19, 2010, with a carrying amount of € 110,314 as of June 30, 2010.
     The translation gain or loss determined by reference to the spot exchange rate between the transaction currency of the debt and the functional currency of the investor, after tax effects, has been reported in the same manner as the translation adjustment associated with the hedged net investment, in the cumulative translation adjustment section of other comprehensive income, as the following conditions are met: the notional amount of the non-derivative instrument (debt) matches the portions of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment (USD).
     The effective portion of net investment hedges recorded in other comprehensive income during the six month period ended June 30, 2010 amounted to € 6,719, net of tax, and will be reclassified to profit or loss only at the moment of the disposal of the net investment in the foreign operation. No hedge ineffectiveness has been recognized as profit or loss.
     As required by FASB Standard 820 issued on fair value measurements (pre-codification SFAS No. 157), in order to measure the fair value of derivatives, the Company maximizes, to the extent possible, the use of market data obtained from sources independent of it. In accordance with this FASB Standard, since there are no quoted prices available in active markets for identical financial instruments (Level 1 inputs), the Company focuses on Level 2 inputs, which

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
are all other the observable inputs (not included in Level 1) that are available for the financial instrument, to measure its fair value.
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
     The carrying amounts for “Cash and cash equivalents”, “Other short-term investments”, “Accounts receivable”, “Unbilled revenues” and “Accounts payable” in the Company’s Consolidated Balance Sheets approximate fair values due to the short maturity of these instruments, unless otherwise indicated.
Short-Term and Long-Term Debt
     Debt is primarily based on variable rates. The fair value of short-term debt is similar to its carrying value.
Other Long-Term Liabilities
     The fair value of interest-free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. “Other long-term liabilities” in the Company’s Consolidated Balance Sheets include payments due to suppliers. Interest is payable on variable rates; therefore, fair value approximates carrying value.
Derivatives
     The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts the Company would receive or pay to terminate the transaction at the reporting date.
     The inputs used to calculate fair value of the Company’s derivatives are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either or indirectly through corroboration with observable market data (Level 2). The Company’s valuation technique to calculate fair value of its forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
Convertible notes
     The fair value of convertible notes was calculated as the present value of future cash flows discounted at the estimated average market variable interest rate applicable to the Company. The carrying amount is net of the initial fair value of the conversion option and net of debt issuance costs, following the effective interest method (see Note 9).

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The carrying value and estimated fair value of financial instruments are presented below:

	As of
	June 30, 2010		December 31, 2009
	(Unaudited)		(Audited)
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents (including restricted cash)	€ 49,883	€ 49,883	€ 92,893	€ 92,893
Other short-term investments	1,173	1,173	758	758
Accounts receivable	124,514	124,514	66,450	66,450
Unbilled revenues	345,113	345,113	320,919	320,919
Derivative contracts	4,570	4,570	3,453	3,453

Liabilities:
Short-term debt	59,048	59,048	97,335	97,335
Long-term debt including current portion	175,571	164,530	188,823	175,151
Other long-term liabilities	24,554	24,229	29,516	29,359
Convertible notes	110,314	203,192	—	—
Derivative contracts	13,723	13,723	6,218	6,218
11. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties through the execution of projects, loan contracts and advisory services. Related parties consist of companies being part of Abengoa and not consolidated joint ventures. The transactions are completed at market rates. The details of balances with group companies and related parties are as follows:

	As of	As of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Due from related parties:
Trade receivable	€29,478	€8,761
Credit line receivable	7,692	1

	€37,170	€8,762

Due to related parties:
Trade payables	€20,163	€12,174

Credit line payable	99,742	51,741

	€119,905	€63,915

     On March 31, 2010, the Company signed a unilateral credit agreement with its largest shareholder, Abengoa, that terminated the prior bilateral credit agreement signed on January 1, 2010 and created a new unilateral credit agreement. Under the new agreement, the Company, on a consolidated basis, has a borrowing limit of € 60,000 and borrowings under this agreement bear interest at an annual interest rate of 8.35%. Additionally, the Company has an additional U.S. $30,000 available to Telvent Mexico, and U.S. $10,000 available to Telvent Energía, for an aggregate total credit amount available of € 92,536 as of June 30, 2010. Amounts were translated from U.S. Dollars to Euros based on the exchange rate on June 30, 2010.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Under the new unilateral credit agreement between Abengoa and Telvent on a consolidated basis, if Telvent requests an advance that would cause the total amount owing by that party to exceed the established credit limit, Abengoa can decide to lend that amount, at its sole discretion. In this case, according to the terms of the new unilateral credit agreement, the credit limit is automatically modified, with no need to sign a new agreement or amendment.
     The Company’s credit line payable under these credit arrangements as of June 30, 2010 was € 92,050 with € 486 remaining available as of this date. The Company will incur no costs or receive any payments under the arrangement unless it actually uses or loans any of the available funds.
Disposition of certain assets of Telvent Outsourcing
     Effective January 1, 2010, the Company’s wholly-owned subsidiary, Telvent Outsourcing, sold certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services, to Simosa IT, S.A, a wholly-owned subsidiary of Abengoa, for € 4,000. The sale also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L.
12. Income taxes
     According to Spanish Corporate Income Tax (CIT) Law, the Company recognized in 2009 a tax credit for export activities calculated as a percentage of investments which are effectively made in the acquisition of interest in foreign companies or the incorporation of subsidiaries established abroad. This credit was recognized as a result of the acquisitions made between 2004 and 2008, and was accredited in the Company’s Spanish Income Tax Declarations in 2009. To benefit from this tax credit, among other requirements, the acquisition or incorporation of companies must be directly related to the export of services and solutions from Spain. As of December 31, 2009, the Company recorded a valuation allowance against a portion of these tax credits as it was deemed more likely than not that a portion of such credits may not be recoverable. On July 15, 2010, the Company closed a tax inspection, whereby the tax credits reviewed were fully accepted, with no proportionality rule applied. Therefore, as of June 30, 2010, the Company has reversed a valuation allowance in the amount of € 14,631.
13. Commitments and Contingencies
Commitments
     The Company’s subsidiary, Telvent Outsourcing, has an ownership stake of 15% in S21 Sec, a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon Telvent or any company of the Abengoa Group investing € 15,000 in the territory of Navarra. Telvent does not have the obligation or intent to make such investments, in which case NGA could still have the option to

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
sell the 10% stake of S21 Sec to Telvent at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic, completed the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Telvent Caseta”). The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. As of June 30, 2010, the total payments made for this acquisition amounted to U.S. $12,463 and the Company’s best estimate of the potential earn-out payments under this agreement amounted to U.S. $732 as of this date. There is an overall limit of U.S $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     In October 2008, the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of DTN Holding Company, Inc. (“DTN”) for a purchase price of U.S. $250,910 (€ 187,657) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain stockholders of Telvent DTN who are Telvent DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011, together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. The amount outstanding as of June 30, 2010 was U.S.$ 9,127 (€ 7,424), including interest. In addition to the purchase price, the Employee Stockholders have the right, subject to certain conditions, to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium, or earn out, will be a variable amount determined based on Telvent DTN and its subsidiaries achieving stipulated financial targets for the period January 1, 2009 to December 31, 2011. The Company estimates the total amount of the earn out to be approximately U.S. $8,108 (€ 6,595), which is being recorded as compensation expense over the service period in accordance with ASC 805 on business combinations (pre-codification SFAS 141(R)), taking into consideration, on each closing date, the probability of such payment.
     On February 3, 2009, the Company’s subsidiary, Telvent Farradyne, signed an agreement through which it acquired certain of the assets of NLDC. The purchase price for these assets was U.S. $1,500 (€ 1,220), of which U.S. $1,000 was paid as of June 30, 2010. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,000 (€ 1,627) through four installments payable every six months starting July 1, 2009 of which U.S. $1,000 was paid as of June 30, 2010, and additional contingent payments up to U.S. $500 (€ 407). In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5,000 (€ 4,067)) in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. The Company estimates, at June 30 2010 the pending amount to be paid under these agreements, including contingent payments, to be approximately U.S. $2,750 (€ 2,237). As of June 30, 2010, the Company has recorded a liability of U.S. $2,252 (€ 1,832) corresponding to the present value of such obligation in the accompanying unaudited Consolidated Balance Sheets. Amounts have been recorded taking into consideration, on each closing date, the probability of such payment.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On September 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals had been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on September 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers that the court proceeding has been concluded. As of June 30, 2010, the development and installation work for the El Toyo project was complete, although acceptance by the City has not yet been obtained.
     In addition, a commercial dispute has arisen between Telvent and its client regarding a transportation project in Saudi Arabia. The dispute concerns the violations enforcement part of the project, which involves equipment that was subcontracted by Telvent. The client has taken the position that the violations enforcement equipment provided by the subcontractor does not meet the specifications of the contract and, as a result, has purported to terminate its contract with Telvent. Telvent has disputed the validity of the termination and has invoked the dispute resolution procedures under the contract. Telvent currently is under negotiations with the client and believes the most probable outcome will be a significant reduction in scope of the project. As a result, a one-time loss amounting to € 18,035 has been booked in “Other allowances” in the Consolidated Statements of Operations for the period ended June 30, 2010.
     Based on the information available as of the date of preparation of these Consolidated Financial Statements, including discussions with counsel, management believes that resolution of these matters will not have an additional material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows other than as described above.
Guarantees
Performance Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure the Company’s fulfillment of the terms of the underlying contract. The bonds are for a fixed monetary amount and match the duration of the underlying contract, which is generally between 18 and 36 months. Telvent requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon, as Telvent usually successfully completes the contract or renegotiates contract terms.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Financial Guarantees
     As of June 30, 2010, the Company maintained the following guarantees:

Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
Performance guarantees	€ 203,341	€ 24,112	€ —
Financial guarantees	9,889	—	—

	€ 213,230	€ 24,112	€ —

     Financial guarantees include € 8,720 corresponding to stand-by letters of credit signed in connection with the acquisition of Telvent DTN, as described in the “Commitments” section.
     The maximum potential payments represent a “worse-case scenario,” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts, and information and electronic communication services. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
14. Segments and Geographic Information
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross margin. During the second quarter of 2010, the Company has completed a cost allocation analysis performed on the segments contributed by Telvent DTN, and has therefore retroactively changed the margins reported in its Energy, Environment and Agriculture segment, to more accurately reflect the profitability of each segment and to be consistent with current year reporting.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources done by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of the Company’s customers’ current and future technology needs.

	Six-Month Period Ended June 30, 2010
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€ 116,553	€ 82,194	€ 27,998	€ 71,112	€ 41,104	€ 338,961
Cost of revenues	(72,678)	(58,221)	(15,317)	(51,387)	(11,240)	(208,843)

Gross profit	€ 43,875	€ 23,973	€ 12,681	€ 19,725	€ 29,864	€ 130,118

Operating expenses						(117,107)
Other income (expense), net						19,765

Income before income taxes						€ 32,776

	Three-Month Period Ended June 30, 2010
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€ 63,344	€ 43,721	€ 15,801	€ 37,073	€ 21,291	€ 181,230
Cost of revenues	(40,862)	(32,993)	(8,187)	(26,029)	(5,812)	(113,883)

Gross profit	€ 22,482	€ 10,728	€ 7,614	€ 11,044	€ 15,479	€ 67,347

Operating expenses						(68,015)
Other income (expense), net						27,190

Income before income taxes						€ 26,522

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Six-Month Period Ended June 30, 2009
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€ 105,071	€ 102,196	€ 29,709	€ 90,569	€ 40,501	€ 368,046
Cost of revenues	(66,571)	(76,037)	(17,339)	(63,749)	(11,087)	(234,783)

Gross profit	€ 38,500	€ 26,159	€ 12,370	€ 26,820	€ 29,414	€ 133,263

Operating expenses						(95,939)
Other income (expense), net						(20,950)

Income before income taxes						€ 16,374

	Three-Month Period Ended June 30, 2009
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€ 53,501	€ 50,944	€ 14,680	€ 46,894	€ 19,505	€ 185,524
Cost of revenues	(34,238)	(40,360)	(8,543)	(32,880)	(5,204)	(121,225)

Gross profit	€ 19,263	€ 10,584	€ 6,137	€ 14,014	€ 14,301	€ 64,299

Operating expenses						(47,395)
Other income (expense), net						(8,131)

Income before income taxes						€ 8,773

     As described in Note 2, effective January 1, 2010, the Company has prospectively adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R. The result of the adoption of this Statement has been to stop consolidating most of the Company’s joint ventures, since these are jointly controlled with other venture partners. Had this statement been applied retrospectively, revenues and cost of revenues by segment for the six-month and three-month periods ended June 30, 2009 would have been as follows:

	Six-Month Period Ended June 30, 2009 (Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€ 105,071	€ 91,256	€ 29,058	€ 89,434	€ 40,501	€ 355,320
Cost of revenues	(66,571)	(65,540)	(16,642)	(62,648)	(11,087)	(222,488)

Gross profit	€ 38,500	€ 25,716	€ 12,416	€ 26,786	€ 29,414	€ 132,832

Operating expenses						(95,877)
Other expenses, net						(20,581)

Income before income taxes						€ 16,374

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Three-Month Period Ended June 30, 2009 (Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€ 53,502	€ 45,464	€ 14,837	€ 46,837	€ 19,504	€ 180,144
Cost of revenues	(34,238)	(35,181)	(8,698)	(32,858)	(5,204)	(116,179)

Gross profit	€ 19,264	€ 10,283	€ 6,139	€ 13,979	€ 14,300	€ 63,965

Operating expenses						(47,333)
Other expenses, net						(7,859)

Income before income taxes						€ 8,773

     During the six-month and three-month period ended June 30, 2010, some related party joint ventures remain consolidated, and are mostly included in the Company’s Environment segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
     Segment assets of the Company are as follows:

As of June 30, 2010 (Unaudited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Segment assets	€ 366,894	€ 318,003	€ 128,568	€ 171,581	€ 275,112	€ 1,260,158
Unallocated assets						26,754

Total assets						€ 1,286,912

As of December 31, 2009 (Audited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Segment assets	€ 297,237	€ 296,790	€ 103,211	€ 159,302	€ 228,285	€ 1,084,825
Unallocated assets						23,805

Total assets						€ 1,108,630

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the six months ended June 30, 2010 and 2009, sales outside of Spain comprised 63.7% and 57.7% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
Europe	€131,687	€166,902
Latin America	54,641	44,208
North America	128,906	126,960
Asia-Pacific	10,740	11,870
Middle-East and Africa	12,987	18,106

	€338,961	€368,046

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Portugal	€5,061	€5,034
North America	22,858	20,951
Latin America	731	659
China	2,066	1,794
Others	177	194

	€30,893	€28,632

     15. Subsequent events
Syndicated facility agreement
     On July 15, 2010, the Company entered into a Novation and Amendment of Facilities and Assignment Agreement effective as of July 21, 2010, that amended and restated the syndicated facilities agreement dated March 23, 2010, with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona (“La Caixa”); Barclays Bank, S.A.; and the Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders).
     The term loan remains at € 100,000 while the revolving facility was increased from € 70,000 to € 83,000. Caixa de Aforros de Vigo, Ourense e Pontevedra Caixanova and Fifth Third Bank, N.A. were added as additional lenders.
Loan Agreement with Deutsche Bank
     On July 29, 2010, the loan agreement entered into between Telvent USA and Deutsche Bank, S.A. was amended to extend the termination date to October 29, 2010.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are a leading real time IT solutions and information provider for a sustainable world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     We also deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.
     Our goal is to ensure continued growth, maximize profitability, and provide added value to our investors and customers. In order to achieve this, we focus on several critical areas that we believe are the core of our business activities:
1.	Margin performance, which we believe is a strong indicator of the efficiency and profitability of our main operations;

2.	Bookings and backlog, which we believe is a strong indicator of the growth of our business and provides useful segment trend information and revenue visibility; and

3.	Acquisitions integration, as the realization of synergies in all business areas from the integration of the businesses that we have acquired ensures improved efficiency and cost savings.
     On an on-going basis, we evaluate the risks and challenges facing our individual business segments to determine any necessary course of action.
     During 2009, our Transportation segment suffered from the general worldwide economic slowdown and crisis that disrupted the global markets during the third quarter of 2008. Specifically,

government agency and municipality budgets continued to experience severe pressure, while private sector investments continued to slow down. This translated into significant delays in the project bidding and award processes in many regions, which in turn, impacted our bookings and our generation of new revenues. Additionally, while specific stimulus grant programs in the U.S. were designed for intelligent transportation systems projects during 2009, no announcement of awards was made in 2009, causing most of our customers to put on hold investment decisions until stimulus funds were announced in February of 2010. During the first half of 2010, we have started to see signs of recovery in this segment, with a significant increase in bookings, and we expect our Transportation business to improve during the second half of the year. However, we do not expect to achieve growth in revenues in Transportation in 2010.
     On the other hand, our Energy segment is experiencing a strong momentum due to the focus worldwide on energy efficiency, as described in more detail in our Energy segment discussion.
     Finally, as much of our business activity is highly concentrated in Spain (with approximately 38% of 2010 expected revenues to be generated there), our business and financial condition is largely dependent upon the general economic conditions in Spain, in particular in our Transportation and Global Services segments. Spain is currently experiencing adverse economic conditions, including high unemployment and government spending cuts, which we believe could adversely affect our results from our operations in the near future.
     In order to deal with these challenges, we are continuously developing new ideas, evaluating alternative courses of action, and investing in research and development and in the future of our people.
Results of Operations
     The following table sets forth certain of our statements of operations data for the three- and six-month periods ended June 30, 2010 and 2009. During the three- and six-month periods ended June 30, 2010, our Consolidated Statements of Operations has been affected by the following few non-recurring or unusual items:
•	Revenues in our Transportation and Global Services segments were significantly adversely affected from the application of SFAS 167 and the deconsolidation of most of the revenues from joint ventures which were consolidated during the three and six month periods ended June 30, 2009.

•	Revenues in our Global Services segment were adversely affected by the sale of the internal IT outsourcing business sold to Abengoa effective January 1, 2010. This business contributed € 19.3 million to revenues during the six-month period ended June 30, 2009, and € 9.8 million during the three-month period ended June 30, 2009, with no corresponding contribution in the same periods of 2010.

•	Income from Operations was adversely affected by the recognition of a one-time loss in the amount of € 18.0 million, recorded in “Other allowances” in the accompanying Consolidated Statements of Operations for the three and six month periods ended June 30, 2010, related to a contract dispute in a Transportation project in Saudi Arabia.

•	Other financial income was positively affected by the change in fair value of the conversion option embedded in the convertible Notes, that resulted in a gain amounting to € 37.4 million recognized in the accompanying Consolidated Statements of Operations for the three- and six-month periods ended June 30, 2010. This conversion option’s change in fair value will continue to affect financial income or expense.

•	Income tax expense was positively affected by the reversal of a valuation allowance on tax credits for export activities in the amount of € 14,631, recognized in the accompanying consolidated Statements of Operations for the three- and six-month periods ended June 30, 2010 (see Note 12 to our unaudited condensed Consolidated Financial Statements).

			Percentage		Percentage
			of Revenues		of Revenues
			for the	For the	for the
			Three-months	Three-Months	Three-Months
	For the Three-Months		Ended	Ended	Ended	Percentage
	Ended June 30,		June 30,	June 30,	June 30,	Change
	2010(1)	2010	2010	2009	2009	2009-2010
	(In thousands, except percentages and per share data)
Revenues	$222,750	€ 181,230	100%	€ 185,524	100%	(2.3)%
Cost of revenues	139,974	113,883	62.8	121,225	65.3	(6.1)%

Gross profit	82,776	67,347	37.2	64,299	34.7	4.7%

General and administrative	38,211	31,089	17.2	31,011	16.7

Sales and marketing	8,647	7,035	3.9	5,625	3.0

Research and development	3,353	2,728	1.5	3,731	2.0

Depreciation and amortization	11,219	9,128	5.0	7,028	3.7

Other allowances	22,167	18,035	10.0	—	—

Total operating expenses	83,597	68,015	37.6	47,395	25.4

Income (loss) from operations	(821)	(668)	(0.4)	16,904	9.1	(104.0)%

Interest expense	(5,945)	(4,837)	(2.7)	(9,343)	(5.0)

Interest income	(36)	(29)	—	88	—

Other financial income (expense), net	39,845	32,418	17.9	1,803	1.0
Income from companies carried under the equity method	(445)	(362)	(0.2)	101	—

Other income / (expense), net	—	—	—	(780)	(0.4)

Total other income (expense)	33,419	27,190	15.0	(8,131)	(4.4)

Income before income taxes	32,598	26,522	14.6	8,773	4.7	202.3%

Income tax expense	(5,638)	(4,587)	2.6	609	0.3

Net income	38,236	31,109	17.2	8,164	4.4	281.1%

Loss (Profit) attributable to non-controlling interest	(359)	(292)	(0.2)	80	—

Net income attributable to the parent company	$37,877	€ 30,817	17.0	€ 8,244	4.4	273.8%

Basic net income attributable to the parent company per share	$1.12	€ 0.91		€ 0.24

Diluted net income attributable to the parent company per share	$0.23	€ 0.19		€ 0.24

Weighted average number of shares outstanding, Basic	33,723,197	33,723,197		34,094,159
Weighted average number of shares outstanding, Diluted	38,724,157	38,724,157		34,094,159

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2291 to € 1.00 (based on the noon buying rate on June 30, 2010). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

			Percentage		Percentage
			of Revenues		of Revenues
			for the	For the	for the
			Six-Months	Six-Months	Six-Months
	For the Six-Months		Ended	Ended	Ended	Percentage
	Ended June 30,		June 30,	June 30,	June 30,	Change
	2010(1)	2010	2010	2009	2009	2009-2010
	(In thousands, except percentages and per share data)
Revenues	$416,617	€338,961	100%	€368,046	100%	(7.9)%
Cost of revenues	256,689	208,843	61.6	234,783	63.8	(11.0)%

Gross profit	159,928	130,118	38.4	133,263	36.2	(2.4)%
General and administrative	75,155	61,146	18.0	59,975	16.3
Sales and marketing	18,783	15,282	4.5	13,497	3.7
Research and development	6,836	5,562	1.6	8,560	2.3
Depreciation and amortization	20,995	17,082	5.0	13,907	3.8
Other allowances	22,167	18,035	5.4	—	—
Total operating expenses	143,936	117,107	34.5	95,939	26.1

Income (loss) from operations	15,992	13,011	3.9	37,324	10.1	(65.1)%
Interest expense	(15,000)	(12,204)	(3.6)	(16,579)	(4.5)
Interest income	53	43	—	113	—
Other financial income (expense), net	36,986	30,092	8.9	(3,884)	(1.1)
Income from companies carried under the equity method	2,254	1,834	0.5	180	—
Other income / (expense), net	—	—	—	(780)	(0.1)
Total other income (expense)	24,293	19,765	5.8	(20,950)	(5.7)

Income before income taxes	40,285	32,776	9.7	16,374	4.4	100.2%
Income tax expense	(5,397)	(4,391)	(1.3)	1,802	0.4

Net income	$45,682	37,167	11.0	14,572	4.0	155.1%

Loss (Profit) attributable to non-controlling interest	(765)	(622)	(0.2)	(201)	(0.1)

Net income attributable to the parent company	44,917	€36,545	10.8	€14,371	3.9	154.3%

Basic net income attributable to the parent company per share	$1.33	€1.08		€0.42

Diluted net income attributable to the parent company per share	$0.43	€0.35		€0.42

Weighted average number of shares outstanding, Basic	33,723,197	33,723,197		34,094,159

Weighted average number of shares outstanding, Diluted	36,421,948	36,421,948		34,094,159

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2291 to € 1.00 (based on the noon buying rate on June 30, 2010). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

Bookings and Backlog
     New contract bookings, which represent the contract value of new signed contracts in the period, regardless of when such contracts will be performed, were € 215.8 million for the three-month period ended June 30, 2010, an increase of € 51.6 million, or 31.4%, as compared to new bookings of € 164.2 million for the three-month period ended June 30, 2009.
     New contract bookings for the six-month period ended June 30, 2010 were € 420.1 million, an increase of € 27.6 million, or 7.0%, as compared to new bookings of € 392.5 million for the six-month period ended June 30, 2009. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of June 30, 2010 was € 833.8 million, an increase of € 94.5 million, or 12.8% from a backlog of € 739.3 million as of December 31, 2009. Our backlog represents the portion of our signed contracts for which performance is pending. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 176.8 million as of June 30, 2010, versus € 228.5 million in soft backlog as of December 31, 2009. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
June 30,	June 30,	Change
2010	2009	2009-2010
(Euros in thousands, except percentages)
€ 181,230	€ 185,524	(2.3)%

Six Months Ended	Six Months Ended	Percent
June 30,	June 30,	Change
2010	2009	2009-2010
(Euros in thousands, except percentages)
€ 338,961	€ 368,046	(7.9)%
     Our revenues in the three-month and six-month periods ended June 30, 2010, when compared to the same periods of the previous year, have been significantly affected by the adoption of SFAS 167. As explained in Note 6 to our unaudited condensed Consolidated Financial Statements, SFAS 167 became effective on January 1, 2010 and has resulted in the deconsolidation of most of the joint-ventures that were consolidated until December 31, 2009. If SFAS 167 had been applied in 2009, our revenues for the six-month period ended June 30, 2009 would have amounted to € 355.3 million and our revenues for the three-month period ended June 30, 2009 would have amounted to € 180.1 million.
     Revenues grew organically by 0.9% in the six-month period ended June 30, 2010, when excluding the revenues from the internal IT outsourcing business that we sold back to Abengoa effective January 1, 2010 and applying SFAS 167 retrospectively in the six-month period ended June 30, 2009. This IT services business contributed € 19.3 million to revenues during the six-month period ended June 30, 2009, and € 9.8 million during the three-month period ended June 30, 2009, with no corresponding contribution in the same periods of 2010. The growth in our overall revenue was mainly due to the strong performance in the Energy segment and the positive business activity in the Environment, Agriculture, and Global Services Segments. Our revenues were still affected by a weak performance in our Transportation business, that is slowly recovering but has seen a weak first half of the year.
Cost of Revenues

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€ 113,883	62.8%	€ 121,225	65.3%	(6.1)%

Six Months Ended		Six Months Ended		Percent
June 30,	Percentage of	June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€ 208,843	61.6%	€ 234,783	63.8%	(11.0)%
     Cost of revenues decreased as a percentage of revenues period-to-period and, therefore, gross margins increased in 2010, as a percentage of revenues, over the corresponding six-month period of the prior year, as we have increased the volume of information services provided in our Energy, Environment and Agriculture segments, which contribute with significantly higher margins than systems sales. Margins have increased in all our segments except Global Services, where we are seeing a very tough competitive environment in Spain. Our goal is to continue to increase margins, with a focus towards delivering part of our solutions in a software as a service delivery model.
General and Administrative

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€ 31,089	17.2%	€ 31,011	16.7%	0.3%

Six Months Ended		Six Months Ended		Percent
June 30,	Percentage of	June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€ 61,146	18.0%	€ 59,975	16.3%	2.0%
     Our general and administrative expenses increased from the six-month period ended June 30, 2009 to the six-month period ended June 30, 2010 and from the three-month period ended June 30, 2009 to the three-month period ended June 30, 2010 primarily due to a decrease in volume of activity in our Global Services segment, which is very labor intensive and has maintained lower than expected efficiency rates. The lower activity in the Transportation segment has also resulted in an increase in general and administrative expenses in this segment as a percentage of revenues. We expect to take measures to improve efficiency in these segments as required.
     We also intend to continue our efforts to increase efficiency through the integration of our acquisitions and through other initiatives to produce general and administrative cost savings.

Sales and Marketing

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€ 7,035	3.9%	€ 5,625	3.0%	25.1%

Six Months Ended		Six Months Ended		Percent
June 30,	Percentage of	June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€ 15,282	4.5%	€ 13,497	3.7%	13.2%
     Our sales and marketing expenses have increased as a percentage of revenues from the three- and six-month period ended June 30, 2009 to the same periods of 2010, mostly due to new marketing efforts carried out in our Electric sub-segment, to take advantage of the momentum in the Smart Grid space; and to lower than expected bookings in our Transportation segment in North America, where we continue to carry out significant sales efforts to improve the slowdown experienced in 2009.
Research and Development

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€ 2,728	1.5%	€ 3,731	2.0%	(26.9)%

Six Months Ended		Six Months Ended		Percent
June 30,	Percentage of	June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€ 5,562	1.6%	€ 8,560	2.3%	(35.0)%
     Our research and development expenses decreased as a percentage of revenues in the three and six-month periods ended June 30, 2010 over the corresponding periods in 2009 mainly due to the fact that certain of our Smart Grid R&D efforts are now carried out through Telvent DMS, an equity method investment, where a large investment is being made on our Distribution Management System solution; and to the fact that we have capitalized certain of our software development efforts as a result of a change in business strategy, moving partially from a “customized” software solution per customer, to a “productized” software development that is expected to provide future economic benefits through many future projects. We expect to continue to optimize our research and development expenses as we increase our focus on high growth, high margin “products” and technology, in line with our strategy to expand solutions to include Information Services, including Software as a Service (SaaS), leveraging our deep market knowledge and distinctive technology.

Depreciation and Amortization

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€9,128	5.0%	€7,028	3.7%	29.9%

Six Months Ended		Six Months		Percent
June 30,	Percentage of	Ended June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€17,082	5.0%	€13,907	3.8%	22.8%
     Our depreciation and amortization expense increased from the three- and six-month periods ended June 30, 2009 to the same periods of 2010 mainly due to the amortization of intangible assets identified in the purchase price allocation of Telvent DTN, which was finalized in the fourth quarter of 2009. The amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as customer relationships, customer backlog, purchased software technology and trade names amounted to € 4.4 million and € 8.3 million for the three- and six-month periods ended June 30, 2010, respectively, and € 3.3 million and € 6.6 million in the corresponding periods of the prior year.
Other allowances

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€18,035	10.0%	€—	—%	n.a.

Six Months Ended		Six Months		Percent
June 30,	Percentage of	Ended June 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€18,035	5.4%	€—	—%	n.a.
     The amount recorded in Other Allowances corresponds to a one-time loss related to a Transportation project in Saudi Arabia. This was a project to provide the integration of a number of law enforcement, traffic management and security systems to improve traffic safety and mobility in three major areas in Saudi Arabia. At the end of 2009, we entered into a dispute with the customer regarding the enforcement part of the project, which involves equipment that was subcontracted by Telvent. The customer has taken the position that the enforcement equipment provided by the subcontractor does not meet the specifications of the contract and, as a result, informed us of their intention to terminate the contract. We disputed the validity of the termination and invoked the dispute resolution procedures under the contract. We are currently negotiating with the customer and believe the most probable outcome will be a significant reduction in scope as result of an unresolved technical dispute.

Interest Income and Expense & Financial Income (Expense), Net

	Three Months		Three Months	Percentage	Percent
	Ended June 30,	Percentage of	Ended June 30,	of	Change
	2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
Interest Expense	€(4,837)	(2.7)%	€(9,343)	(5.0)%	(48.2)%
Interest Income	(29)	—%	88	—%	(133.0)%
Other financial income (expense), net	32,418	17.9%	1,803	1.0%	1,698.0%

	Six Months Ended		Six Months	Percentage	Percent
	June 30,	Percentage of	Ended June 30,	of	Change
	2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
Interest Expense	€(12,204)	(3.6)%	€(16,579)	(4.5)%	(26.4)%
Interest Income	43	—%	113	—%	(61.9)%
Other financial income (expense), net	30,092	8.9%	(3,884)	(1.1)%	(874.8)%
     Interest expense with financial institutions decreased in the three- and six-month periods ended June 30, 2010 when compared to the same periods of the previous year, mainly due to a decrease in variable interest rates, and due to a decrease in the average balance outstanding on the credit agreement with Goldman Sachs Credit Partners, where we made voluntary prepayments in the last quarter of 2009 and was repaid and replaced with the convertible notes in April 2010. Interest expense with related parties increased due to a higher average amount borrowed under our bilateral credit agreements with Abengoa to finance our working capital. Interest from confirming and factoring decreased as a result of lower volume.
     Other financial expenses in the three- and six-month periods ended June 30, 2010 were significantly impacted by the change in fair value of the conversion option embedded in the convertible notes, that resulted in a gain amounting to € 37.4 million, considering both the change in fair value (amounting to € 40.8 million income) and the exchange rate differences (amounting to € 3.4 million expense), with no contribution in the same period of 2009. Our net exchange rate differences have remained stable thanks to the effectiveness of our hedging policies. Other financial expenses also include financial guarantees expenses and other miscellaneous financial expenses.
Segment Analysis
     We have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture and Global Services. Our segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit. During the second quarter of 2010, we completed a cost allocation analysis performed on the segments contributed by Telvent DTN, and have therefore retroactively changed the margins reported in our Energy, Environment and Agriculture segments, to more accurately reflect the profitability of each segment and to be consistent with current year reporting. Also, as described in Note 2 to our Consolidated Financial Statements, effective January 1, 2010, we have prospectively adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R. The result of the adoption of this Statement has been to stop consolidating most of our joint ventures, since these are jointly controlled with other venture partners.

•	Energy. Our Energy segment focuses on real-time IT solutions to better manage and maximize the efficiency of energy delivery. It offers measurement, control and advanced application systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.
•	Transportation. Our Transportation segment provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which, through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.
•	Environment. Our Environment segment focuses on the observation and forecasting of the weather, the climate, air quality and hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources by water utilities.
•	Agriculture. Our Agriculture segment provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.
•	Global Services. Our Global Services segment offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies. It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Three Months Ended June 30, 2010
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€63,344	€43,721	€15,801	€37,073	€21,291	€181,230
Gross Profit	22,482	10,728	7,614	11,044	15,479	67,347
Gross Margin	35.5%	24.5%	48.2%	29.8%	72.7%	37.2%

	Three Months Ended June 30, 2009
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€53,501	€50,944	€14,680	€46,894	€19,505	€185,524
Gross Profit	19,263	10,584	6,137	14,014	14,301	64,299
Gross Margin	36.0%	20.8%	41.8%	29.9%	73.3%	34.7%

	Six Months Ended June 30, 2010
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€116,553	€82,194	€27,998	€71,112	€41,104	€338,961
Gross Profit	43,875	23,973	12,681	19,725	29,864	130,118
Gross Margin	37.6%	29.2%	45.3%	27.7%	72.7%	38.4%

	Six Months Ended June 30, 2009
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€105,071	€102,196	€29,709	€90,569	€40,501	€368,046
Gross Profit	38,500	26,159	12,370	26,820	29,414	133,263
Gross Margin	36.6%	25.6%	41.6%	29.6%	72.6%	36.2%
     Energy

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Euros in thousands, except percentages)
Revenues	€63,344	€53,501	€116,553	€105,071
Gross Profit	22,482	19,263	43,875	38,500
Gross Margin	35.5%	36.0%	37.6%	36.6%
Revenue growth rate over prior period	18.4%		10.9%
     Our Energy segment revenues increased in both the three-month period and the six-month period ended June 30, 2010 by 18.4% and 10.9%, respectively, when compared to the same periods of 2009, mainly due to the continued success with our Smart Grid suite strategies and our strong global market leadership position in oil and gas real-time IT infrastructure solutions. In the second quarter of 2010, Telvent’s successes in distribution management systems in the North American region, as well as important extensions of our AMI customer base in Europe and significant expansion in our Chinese and Mexican Oil & Gas sub-segment, continue to generate optimism for this segment.
     Gross margins in our Energy segment increased from 36.6% in the first half of 2009 to 37.6% in the same period of 2010. This improvement is primarily due to the mix of high margin maintenance contract renewals and operations extensions from our installed base, higher margin advanced applications in both Smart Grid and Oil & Gas and more professional services as customers deal with IT security and complexity issues, aging workforce and regulatory demands.
     Total backlog in the Energy segment, as of June 30, 2010, amounted to € 365.8 million, which includes € 17.2 million in soft backlog.
          Oil & Gas
     Revenues in the Oil & Gas sub-segment increased by 12.6%, from € 58.2 million in the six-month period ended June 30, 2009 to € 65.6 million in the same period of 2010. This revenue increase was primarily due to significant success with PetroChina and Pemex. Overall, we experienced revenue growth in all the regions where we have presence. Additionally, gross margins in our Oil & Gas sub-segment increased from 32.8% in the first six months of 2009 to 42.1% in the same period in 2010, as a result of our North America market position in our refined fuels business which contributes revenues with higher margins. Synergies between Energy and Telvent DTN refined fuels and weather also are contributing to the improvement in gross margins in our Oil & Gas sub-segment.
     North America continues to be the largest revenue contributor in our Oil & Gas sub-segment, accounting for approximately 59% of our total Oil & Gas sub-segment revenues worldwide. In the first six months of 2010, revenues in this region amounted to € 38.5 million, while revenues in the same period of 2009 were € 37.4 million, generating a 3.0% increase. The revenue increase was primarily due to increased bookings in the six-month period ending June 30, 2010 over the same period in the previous year. The larger contribution in this segment from the North American geography comes as a result of our continuing dominant market share in the geography which brings long term client relationships, non-competitive repeat business and recurring high margin support services. Examples include expansions in the Trans Canada Pipeline Keystone project where advanced leak detection and location was added mid-project, expansion of existing scope at Sunoco and supplemental staffing contracts at Epco in the U.S. Finally, the new projects signed during the second quarter have improved our backlog in this region as well.
     Gross margins continue to improve in this region, which is attributable to process improvements in our global Oil & Gas competency center, closing of older projects that delivered lower margins and a higher percentage of new projects with higher margin advanced applications and services. Employee attrition has remained relatively stable in Canada, compared to the volatility we experienced in the labor market one to two years ago.
     Telvent Energy’s refined fuels business continues to contribute strong performance, with an increase in revenues for the first six months of 2010 versus the first six months of 2009 of approximately 7%. This increase is partly attributable to growth in sales performance and a strong and increasing backlog. We believe that we have a dominant market share in our refined fuels business and long standing customer relationships resulting in customer retention rates of over 92%. Key successes during the second quarter include custom development work for BP, continued progress with ExxonMobil on lifting controls, terminal automation systems for US Development Group, Holly Corp, and Hunt Refining, as well as increased ProphetX usage with Tullet Prebon, Suez Energy and Citi.
     In Latin America, revenues increased 23.2% from € 15.5 million in the first six months of 2009, to € 19.1 million in the same period of 2010, mainly due to the performance of an important project in Mexico to implement our SCADA system and Liquids Management Suite to monitor and control the PEMEX Refining national product pipeline networks. Ongoing successful projects in other South American countries like Peru, Ecuador, Colombia and Brazil also contributed to the increase in revenues. We expect sustained growth in the Latin America region based on current opportunities being pursued in our traditional pipeline market as well as new business areas such as terminal automation that leverage solutions from our refined fuels portfolio.
     In our Asia-Pacific region, we experienced 58.5% revenue growth from € 3.9 million in the first six months of 2009 to € 6.2 million in the same period of 2010. The revenue increase was mainly due to the sustained growth and excellent performance of our business in China, particularly in capturing both new and recurring revenues from PetroChina and Sinopec projects. We expect to continue to have strong bookings and a healthy pipeline of opportunities in this region.
     Finally, our footprint in the European market continues to expand with the recent award of the Bunde-Etzel project in Germany, complementing our large projects in the Italian gas transmission market.

          Electricity
     Our revenues for the Electric sub-segment for the period increased from € 46.8 million for the six-month period ended June 30, 2009 to € 51.0 million in the same period in 2010. This increase was mainly due to new extensions of our AMI projects and operations contracts in the Nordic countries and project awards in Distribution Management System (DMS) and field automation contracts in North America.
     The gross margin in this sub-segment for the six-month period ended June 30, 2010 was 31.9%, compared to 38.9% in the same period of 2009. This decrease was due to the higher investment overall in Smart Grid strategy and business development.
     In Europe, we experienced an 11.2% revenue increase from € 17.1 million generated during the first six months of 2009 to € 19.0 million for the same period in 2010. This increase in revenues was mainly due to the good performance of the business in Spain where we had a growth of 32% coming primarily from our activity in renewable energy (solar power plants) and additionally from our recurrent business with large utilities like Endesa and REE.
     In North America, our Electric sub-segment revenues increased by 12.9% when comparing the €14.1 million in revenues for the six-month period ended June 30, 2009 to the € 16.0 million in revenues for the same period in 2010. This revenue growth primarily came from growth in the Smart Network (RTU) business and strong returns in the Geographical Information System (GIS) business associated with Smart Grid projects.
     Additionally, interest and investment in Smart Grid in the North American utility market has continued to grow. The known total pipeline of sales activities around DMS, OMS, and distribution SCADA has been increasing. However, a lot of attention in the utility market continues to be focused on the deployment of AMI meters delaying some activity in our North America target segment.
     Nevertheless, we were awarded a very significant project during the second quarter for one of the largest utilities in Canada. This project will be segmented into three main phases and is focused on renewable generation integration into a very large distribution network and will be another cornerstone for Telvent’s reference profile. Strong bookings at Progress Energy as well as ComED have helped to bolster our Smart Network sales. We believe that RTUs are essential as utilities continue to build out and add intelligence to the distribution networks. We expect our momentum in this region to continue strong during the remainder of the year.
     In Latin America, our Electric sub-segment revenues for the first half of 2010 grew 8.2% to € 14.9 million. The increase in revenue was mainly due to excellent performance of our existing projects in Brazil, where we had a strong new booking performance during the second quarter. In addition, we believe the short-term outlook is positive considering the current opportunities we are pursuing in Colombia and Chile related to Smart Grid solutions.
     In our Asia-Pacific, Middle East & Africa regions, our Electric sub-segment revenues in the three months ended March 31, 2010 were in line with those recorded in the same period of the previous year. We expect that Smart Grid projects will start to increase in China (where we are looking for an extension of an important DMS pilot), and in India (where we have been awarded the first few of a series of projects) and finally in Australia (where we have identified new opportunities).

     Transportation

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Euros in thousands, except percentages)
Revenues	€43,721	€50,944	€82,194	€102,196
Gross Profit	10,728	10,584	23,973	26,159
Gross Margin	24.5%	20.8%	29.2%	25.6%
Revenue growth rate over prior period	(14.2)%		(19.6)%
     Our Transportation segment revenues for the six-month period ended June 30, 2010 decreased by 19.6%, as compared to the six-month period ended June 30, 2009. This significant decrease in revenues was partially due to the prospective application of SFAS 167 in our financial statements of the period ended June 30, 2010 (see Notes 2 and 6 of our unaudited condensed Consolidated Financial Statements). As a result of this change, since January 1, 2010 we do not consolidate most of our joint ventures in the Transportation segment that were consolidated until that date, which caused a significant decrease in our revenues. If SFAS 167 had been applied in the first half of 2009, revenues would have decreased by 9.9%, from € 91.3 million in the six-month period ended June 30, 2009 to € 82.2 million in the same period of 2010. Additionally, as indicated in previous quarters, this decrease in revenues is a direct consequence of the reduction of the year-over-year revenue contribution from the Automatic Traffic Violation Administering and Monitoring (ATVM) project in Saudi Arabia. The revenue decrease also was due to delays experienced in international new contract awards. We expect our Transportation business to improve during the second half of the year.
     Gross margins increased from 25.6% in the first half of 2009 to 29.2% in the same period of 2010, mainly as a result of the contribution of our smart mobility strategy.
     In Europe, where the majority of our projects in this segment are being performed in Spain and where we also carry out most of our joint ventures in this segment, revenues for the six- month period ended June 30, 2010 decreased by 23.4%, as compared to the six-month period ended June 30, 2009. If SFAS 167 had been applied in the first half of 2009, revenues in Europe for the first half of 2010 would have slightly increased by 0.1%, impacted by a slowdown in government spending. With respect to Spain, our main geography in this segment, we have seen resiliency so far, with growth of 2% in revenues compared to the first half of 2009. At this point we don’t see a significant risk in this area, although we remain cautious, given the current situation in the public administration and the possibility of potential cuts and delays in public investment.
     In North America, our revenues in this segment were € 20.3 million during the first six months of 2010, compared to the € 23.0 million in revenues for the same period in 2009. The decrease in revenues was due primarily to the reduction of the year-over-year revenue contribution of two large projects, TravInfo and our 511 Pennsylvania project. However, bookings in the region have grown significantly in the first half of 2010 in comparison with 2009, providing a good outlook for revenues in the second half of the year. We have signed new contracts during the second quarter with customers such as Washington DOT, New York DOT, Florida DOT, Maryland University, and others. Stimulus funds are being distributed slowly, but we believe the funding scenario is more positive today than in the first part of 2010. Most of TIGER I grants are still in the planning and design phase, but the release by the selected agencies is expected to occur in the next few months. So far, we have seen that the market is slowly recovering.

     In Latin America, our revenues increased 20.2% from € 13.8 million in the six-month period ended June 30, 2009, to € 16.5 million in the same period of 2010, as a result of the continuous good performance of our business in Brazil.
     In the Middle-East and Africa region, our revenues were € 5.2 million in the six-month period ended June 30, 2010, compared to € 11.9 million for the same period in 2009. This decrease was a result of the problems encountered in our ATVM project in Saudi Arabia.
     In the Asia-Pacific region, our revenues decreased for the six-month period ended June 30, 2010 as a result of delays in project awards from the Chinese Government. At the same time, we are expecting that our sales efforts in India will contribute with bookings in the last quarter of 2010.
     Backlog in our Transportation segment as of June 30, 2010 amounted to € 320.3 million, which includes € 45.3 million in soft backlog.
     Environment

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Euros in thousands, except percentages)
Revenues	€15,801	€14,680	€27,998	€29,709
Gross Profit	7,614	6,137	12,681	12,370
Gross Margin	48.2%	41.8%	45.3%	41.6%
Revenue growth rate over prior period	7.6%		(5.8)%
     Revenues in our Environment segment for the six-month period ended June 30, 2010 were € 28.0 million, compared to € 29.7 million in the same period last year. This decrease was mostly due to the prospective application of SFAS 167 (see Notes 2 and 6 to our unaudited condensed Consolidated Financial Statements). As a result of this change, since January 1, 2010 we do not consolidate most of our joint ventures in the Environment segment that were consolidated until that date, which caused a significant decrease in our revenues. If SFAS 167 had been applied in the first half of 2009, revenues in the period ended June 30, 2009 would have decreased by 3.6%, from € 29.1 million in the first half of 2009 to € 28.0 million in the same period of 2010. This € 1.1 million decrease in revenues is mostly due to the economic slowdown experienced in Europe, and more intensely in Spain, where governmental agencies have been reducing their investment budgets in recent months. Gross margin for our Environment segment in the first half of 2010 was 45.3%, compared to 41.6% in gross margin for the same period in 2009.
     In Europe, which represented approximately 28% of our Environment segment, most of our revenues were generated in Spain. However, this percentage gradually is decreasing as we continue to grow in other geographic regions. Revenues in Europe amounted to € 7.8 million during the six- month period ended June 30, 2010, compared to € 11.5 million in the same period in 2009. If SFAS 167 had been applied in the first half of 2009, revenues in Europe for the first half of 2010 would have decreased from € 10.8 million in the first quarter of 2009 to € 7.8 million in the same period of 2010. As previously mentioned, the economic slowdown experienced in Europe impacted our revenues in this region. Public administrations and municipalities have reduced their investment budgets and have frozen plans for procurement, systems upgrades. In addition, we have experienced more competition. However, recurring maintenance and operation contracts, which represent a significant portion of our revenues in Europe, have been renewed consistently. In addition, in late

June we were awarded a significant project for the supply of Meteorological Systems for the main international airports in Germany by the National Meteorological Service (DWD), which is expected to contribute significant revenues in the coming months. As a result, we expect our business in this region to recover in the second part of the year from the slowdown experienced in the first half.
     Revenues in North America, which represented approximately 45% of our total revenues in this segment during the six-month period ended June 30, 2010, amounted to € 12.6 million, in line with those achieved in the same period of 2009. In our Water Management activities, we focus our growth strategy around advanced water management solutions for water authorities and municipalities. We expect that the recent projects awarded to us related to upgrade and replacement of water systems in the U.S. should result in significant revenues in the coming quarters. On the other hand, in our weather information and forecasting services, we have experienced flat growth period-over-period, as a result of a small decline in our traditional markets, which in part has been offset by a better performance in our strategic aviation and energy markets. Customers retention rate continues at a very high level, around 90%, especially in our growing segments. Our recurring commercial-grade weather information services in North America represent approximately 80% of total revenues in the region, and more than one third of the total revenues in our Environment segment.
     In the Middle-East and Africa region, our revenues for the six-month period ended June 30, 2010 amounted to € 6.7 million, compared to € 4.3 million in the same period of 2009. This 55% revenue growth period-over-period is due to the progress in the execution of the water distribution project in Libya for the Great Man-Made River Authority and also due to our consolidated operations in Water management systems and services for Kahramaa in Qatar and the maintenance services of Meteorological systems for the Civil Aviation authorities in Kuwait, which represent a stable revenue stream in this region. Our business in the Middle East and Africa region now represents 24% of the total revenues of our Environment segment.
     Backlog in our Environment segment as of June 30, 2010 amounted to € 82.8 million, which includes € 14.9 million of soft backlog.
     Agriculture

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Euros in thousands, except percentages)
Revenues	€21,291	€19,505	€41,104	€40,501
Gross Profit	15,479	14,301	29,864	29,414
Gross Margin	72.7%	73.3%	72.7%	72.6%
Revenue growth rate over prior period	9.2%		1.5%
     Almost 100% of the revenues in our Agriculture segment are generated in North America and principally arise from the sale of critical agricultural business information and real-time market data solutions to top farm producers and agribusinesses, along with a smaller portion of advertising revenue from our media segment, including The Progressive Farmer publication.
     Our Agriculture segment contributed revenues of € 41.1 million for the six-month period ended June 30, 2010, with a gross margin of 72.7%. This segment, which is over 90% subscription-based, has revenue subscription retention rates of approximately 88.4%, resulting in lower costs of sale, and hence, higher gross margins than the rest of our segments.

     Results from our Agriculture segment during the first six-month period of 2010 were mixed with continued success in upgrading existing customers and sales to risk management customers and continued strong overall customer retention, but with some slowness in sales to new producers and agribusinesses. Advertising sales for the media group is slightly behind target.
     We have over 560,000 subscribers to our business information in our Agriculture segment, including 36,100 of the largest farm producers who are paying for premium content; 14,500 originators and local/regional agribusiness users, including top elevators, ethanol plants and feedlots; and 4,000 agribusiness users using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill along with the majority of the top corn and soybean producers in the United States. During the first six-month period of 2010, transactions involving more than 31.5 million bushels of grain were transacted through our grains trading portal between our approximately 1,053 agribusiness portal locations and our approximately 24,728 registered portal producers.
     Backlog in our Agriculture segment was € 69.1 million as of June 30, 2010, including € 28.9 million of soft backlog.
     Global Services

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(Euros in thousands, except percentages)
Revenues	€37,073	€46,894	€71,112	€90,569
Gross Profit	11,044	14,014	19,725	26,820
Gross Margin	29.8%	29.9%	27.7%	29.6%
Revenue growth rate over prior period	(20.9)%		(21.5)%
     Our Global Services revenues for the first half of 2010 amounted to € 71.1 million, compared to € 90.6 million in the same period of 2009. This decrease year-over-year was due to the sale of the internal IT outsourcing business that was sold to Abengoa effective January 1, 2010, and also due to the prospective application of SFAS 167 (see Notes 2 and 6 to our unaudited condensed Consolidated Financial Statements). As a result of this change, since January 1, 2010 we do not consolidate most of our joint ventures in the Global Services segment that were consolidated until that date, which has contributed to the decrease in our revenues. If SFAS 167 had been applied in the first half of 2009 and without considering the contribution of the Abengoa internal IT outsourcing business that we sold, revenues organically increased by 1.4%, from € 70.2 million in the first half of 2009 to € 71.1 million in the same period of 2010.
     We are facing some challenges in our Global Services segment due to the fact that we are being impacted by an ongoing slow-down in the business activity coming from the public administrations in Spain, which represents 20% of the global services business. We also are facing a very competitive market situation in Spain, with local competitors engaging in aggressive pricing strategies. However, we are seeing much better than expected growth opportunities outside of Spain, as a result of our relationships with some of our major customers, especially in Latin America and North America. We believe this should allow us to offset part of the challenges in Spain, and to establish the base for geographic diversification in this segment.

     Gross margin in our Global Services segment decreased from 29.6% in the first half of 2009 to 27.7% in the same period of 2010, mainly due to the pricing pressures that we are experiencing in the Spanish market.
     Total backlog in our Global Services segment as of June 30, 2010 amounted to € 172.5 million, which includes € 70.5 million of soft backlog.
Geographical Revenues
     The following table identifies our revenues by region during the six-month periods ended June 30, 2010 and June 30, 2009. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

	Six Months Ended June 30,		Percentage
			Change
	2010	2009	2009 – 2010
	(Euros in thousands, except percentages)
Europe	€131,687	€166,902	(21.1)%
Latin America	54,641	44,208	23.6%
North America	128,906	126,960	1.5%
Asia-Pacific	10,740	11,870	(9.5)%
Middle-East and Africa	12,987	18,106	(28.3)%

Total	338,961	368,046	(7.9)%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers.
Changes in Financial Condition
  Operating Activities

	Six Months Ended June 30,
	2010	2009
	(In thousands)
Net cash provided by (used in) operating activities	€(61,585)	€25,691
     For the six-month period ended June 30, 2010, net cash used by our operating activities was € 61.6 million, compared with the six-month period ended June 30, 2009 where they provided cash of € 25.7 million. We had € (22.6) million of non-cash adjustments to net income for the six-month period ended June 30, 2010, including depreciation and amortization charges of € 17.1 million, compared with € 21.7 million of non-cash adjustments to net income, including € 14.9 million of depreciation and amortization charges, for the six-month period ended June 30, 2009. We also included a non-cash adjustment of € 4.6 million related to net foreign currency exchange losses, compared with € 4.1 million of foreign currency exchange losses for the six-month period ended June 30, 2009. Additionally, we added back
€ 1.6 million and € 0.9 million to net income in the six-month periods ended June 30, 2010 and 2009, respectively, as a result of the stock and extraordinary variable compensation plans, adjusted € (17.5) million and € 0.8 million in the six-month periods ended June 30, 2010 and 2009 respectively, for deferred income taxes, adjusted € 1.8 million in the six-month period ended June 30, 2010 and € 0.5 million in the six-month period ended June 30, 2009 related to our allowance for doubtful accounts and adjusted € 10.9 and € 0.3 million for interest accrued and not paid under our credit facilities in the six-month period-ended June 30, 2010 and 2009, respectively. In addition, we adjusted € (1.8) million in the six-month period ended June 30, 2010 related to income from investments under the equity method. Finally, we adjusted € (37.4) million related to the change in fair value of the call option embedded in convertible debt.
     Working capital and temporary joint ventures used € 75.6 million of our operating cash for the six-month periods ended June 30, 2010. We had a decrease in our operating cash due to the deconsolidation of joint ventures as a result of the adoption of SFAS 167 of € 5.7 million. Changes in operating assets and liabilities contributed to a decrease in operating cash flow primarily due to the increase in unbilled revenues of € 12.2 million, a € 16.5 million increase in related parties trade receivable, a € 5.1 million increase in other tax receivables, a € 83.6 increase in our accounts and other long term receivables, a € 1.8 million increase in other assets, and the decrease in the incorporation of temporary consortium’s working capital of € 1.9 million. These changes were partially offset by the increase in our billing in excess of cost and estimated earnings on uncompleted contracts of € 8.3 million, in our accounts payable of € 5.4 million, in accrued and other liabilities of € 8.0 million and in related parties payable of € 24.8 million, in income and other tax payable of € 3.2 million, and the decrease in our inventory of € 1.4 million.
     Working capital and temporary joint ventures used € 10.6 million of our operating cash in the six-month period ended June 30, 2009. This is due to changes in operating assets and liabilities during the six-month period ended June 30, 2009, such as the increases in our inventory of
€ 5.2 million, in our unbilled revenues of € 45.2 million, in other assets of € 0.6 million, in our related parties receivables of € 6.7 million and in our accounts and other long-term receivables of € 17.5 million and the decrease in our income and other taxes payable of € 14.2 million and in our due to temporary joint ventures of € 1.9 million. These changes were partially offset by an increase in our billings in excess of costs and estimated earnings of € 3.7 million, in our accounts payable of € 58.7 million, in our related parties payable of € 6.0 million and in our accrued and other liabilities of € 12.1 million and a decrease in our other taxes receivable of € 0.2 million.
     Investing Activities

	Six Months Ended June 30,
	2010	2009
	(In thousands)
Net cash provided by (used in) investing activities	€(34,431)	€(34,277)
     Net cash used by investing activities totaled € 34.4 million in the six-month period ended June 30, 2010 and € 34.3 million in the six-month period ended June 30, 2009. We used € 0.4 million as part of our scheduled payments in connection with the acquisition of NLDC and
€ 13.4 million to make deferred earn-out payments and post-closing adjustments under the stock purchase agreement of Telvent DTN. We also used € 1.0 million related to the joint venture agreement signed with the DMS Group, € 6.8 million for the purchase of property, plant and equipment, € 9.1 million for investments in intangible assets (which includes € 3.8 million of investment in software to be marketed or sold as part of our bundled service solutions, and
€ 2.4 million of investment in software developed for internal use), and we loaned € 7.7 million under our bilateral credit agreement with Abengoa.
     During the six-month period ended June 30, 2009, we borrowed € 9.7 million under our credit arrangement with Abengoa. Our restricted cash balance increased by € 23.4 million due mainly to certain deposits that were restricted for use as of June 30, 2009 as a result of a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which will release the Company’s counter-guarantee. We also used cash of € 4.4 million for the purchase of property, plant and equipment, € 13.8 million for the acquisition of investments, mainly related to the acquisition of 42% of Matchmind, and € 2.5 million for the investment in certain intangible assets.
     Financing Activities

	Six Months Ended June 30,
	2010	2009
	(In thousands)
Net cash provided by financing activities	€47,780	€12,960
     Net cash provided by financing activities totaled € 47.8 million in the six-month period ended June 30, 2010. During the second quarter of 2010 we closed two financing deals: the new syndicated facilities agreement that replaced several facilities and the issuance of convertibles notes, proceeds of which primarily were used to cancel the credit agreement between Telvent DTN and Goldman Sachs.
     During the six-month period ended June 30, 2010, we had proceeds of € 163.4 million consisting mainly of the new syndicated facility agreement signed by Telvent GIT with ING Bank N.V, ING Belgium, S.A., Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona, Barclays Bank, S.A, and the Royal Bank of Scotland N.V. We also had proceeds of € 11.2 million from short-term debt, which mainly included € 7.3 million borrowed under our agreement with Deutsche Bank in connection with financing general treasury needs in North America and Mexico and, and € 3.7 million from the increase in credit facilities of our subsidiary, Matchmind. We repaid € 203.7 million of long-term debt consisting, mainly, of a repayment of € 141.1 million on Telvent DTN’s first lien credit agreement, of € 56.6 million on the Telvent GIT syndicated loan agreement, and of € 5.0 million on the Telvent GIT bilateral agreement with Caja de Ahorros Y Pensiones de Barcelona. In addition, we repaid € 70.3 million of short-term debt, consisting mainly of € 32.6 million from advance payments of intercompany balances, a repayment of € 20.3 million on Telvent Traffic North America, Inc. credit agreement with Bank of America and € 16.1 million repaid on our leasing obligations (which is mainly a repayment under our agreement for the sale and leaseback of certain equipment signed in October 2007). We also received proceeds of € 142.1 million in connection with the offering and sale of senior subordinated convertible notes. Finally, we received proceeds of
€ 4.9 million under our credit agreement with Abengoa for working capital financing purposes.
     During the six-month period ended June 30, 2009, we repaid € 8.3 million of long-term debt, mainly in connection with the payment of
€ 7.6 million and € 0.4 million of the current portion of long-term debt on the credit facilities with Goldman Sachs Credit Partners L.P and Liscat,

respectively. We also repaid € 5.4 million of short-term debt, mainly related to advance payments of € 0.9 million in amounts outstanding under corporate credit cards; repayments of € 2.4 million related to the sale and lease back transaction with ING; and repayment of ordinary capital leases of € 2.1 million. We also repaid government loans of € 0.4 million. Short-term debt increased by € 14.6 million, mainly for the increase in credit facilities with Banco Cooperativo, BBVA, Bankinter and Natixis of € 0.9 million, € 0.9 million, € 0.8 million and € 0.6 million, respectively, and the advance payments of € 10.7 million from financial institutions on inter-company receivables. We received proceeds of € 10.5 million of long-term debt under the credit facilities of Caja de Ahorros y Monte de Piedad, Caixa d’Estalvis i Pensions de Barcelona, and ING Belgium S.A., Sucursal en España, in connection with the acquisition of 42% of Matchmind. Additionally, we received proceeds of € 15.6 million under the credit agreement with Abengoa and we paid dividends of € 12.3 million and € 1.3 million to our shareholders and to non-controlling interest holders, respectively.
Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 18, 2010.
     Our net credit line payable under our credit arrangement with Abengoa as of June 30, 2010 was € 92.1 million, with € 0.5 million remaining available as of this date. Borrowings under this agreement bear interest at a 8.35% annual interest rate. We will incur no costs nor receive any payments under this arrangement unless we actually use or loan any of the available funds.
     On March 23, 2010, we entered into a syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders), for an aggregate principal amount of € 170.0 million. The facilities were structured in two tranches, a term loan facility up to € 100.0 million and a revolving facility up to € 70.0 million. On July 15, 2010 the agreement was amended to increase the revolving facility to € 83.0 million, as Caixa de Aforros de Vigo, Ourense e Pontevedra Caixanova and Fifth Third Bank, N.A. were added as additional lenders.
     The purpose of the term loan facility is to finance general corporate needs of the Company; to refinance the following existing credit agreements: (1) unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) and ING Belgium S.A., Sucursal en España, and (2) bilateral agreement with Caja de Ahorros y Pensiones de Barcelona (“La Caixa”); and and also to payoff the following debt instruments: (1) sale and leaseback agreement entered into between Telvent Housing and ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C., and (2) credit agreement between Telvent Traffic North America Inc. and Bank of America, N.A. The purpose of the revolving facility is to finance working capital needs of the Company.
     The term loan facility is required to be repaid no later than March 23, 2014, with principal amounts due as follows: € 10 million on March 23, 2011; € 20 million on March 23, 2012; € 30 million on March 23, 2013; and € 40 million on March 23, 2014.
     The term loan facility’s interest rate will be calculated on the basis of EURIBOR (3 or 6 months) plus an initial spread of 3.00%. The revolving facility’s interest rate will be calculated on the basis of

EURIBOR (1, 3 or 6 months) plus an initial spread of 3.00%. However, after March 23, 2011, based on the Company’s prior financial statements, the spread in connection with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) and can range between a minimum of 2.00% and a maximum of 3.00%.
     The long-term leasing obligation entered into with ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C. for the sale and leaseback of certain equipment previously owned by Telvent Housing, the Credit Agreement signed with Bank of America, N.A. (successor to LaSalle Bank National Association), the syndicated unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid, ING Belgium S.A., Sucursal en España and Caja de Ahorros y Pensiones de Barcelona (La Caixa) and the bilateral agreement signed with Caja de Ahorros y Pensiones de Barcelona (La Caixa) have been refinanced with the new syndicated facility agreement signed on March 23, 2010 described above and were totally repaid.
     On April 6, 2010, we entered into a purchase agreement with Barclays Capital Inc. and RBS Securities Inc., as representatives of the initial purchasers, in connection with the offering and sale of US $200 million aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”) due 2015 (of which U.S. $25 million was issued upon exercise of the initial purchasers’ overallotment option). On April 19, 2010, the sale of the Notes was settled and the Notes were issued pursuant to an indenture, dated April 19, 2010, among the Company, as issuer, BNY Corporate Trustee Services Limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent.
     The Notes will mature on April 15, 2015 and will be paid semi-annually in arrears at a rate of 5.50% per year on April 15 and October 15 of each year, beginning on October 15, 2010. Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of Telvent’s ordinary shares of U.S. $27.90 per share on April 6, 2010 on the NASDAQ Global Select Market.
     The net proceeds from the sale of the Notes were U.S. $192 million. The Company used the majority of the net proceeds from the offering of the Notes to repay all amounts outstanding under the Telvent DTN credit agreement with Goldman Sachs Credit Partners, LP, and expects to use the remainder of the net proceeds for general corporate purposes. The amount outstanding under these subordinated convertible notes, net of debt of issuance costs, was € 158.1 million.
     The Amended and Restated First Lien Credit and Guaranty Agreement between DTN and Goldman Sachs Credit Partners, LP was refinanced with the subordinated convertible notes described above.
     On December 29, 2009, our subsidiary, Telvent USA, entered into an agreement with Deutsche Bank, S.A. (“Deutsche Bank”) pursuant to which Deutsche Bank made available a credit facility with a maximum borrowing limit of U.S. $18 million to finance general treasury needs. Drawdowns under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to LIBOR plus a margin of 1.90%. On June 29, 2010 the loan agreement was amended to extend the termination date to July 29, 2010 with no modification in structure or conditions. On July 29, 2010 the loan agreement was amended to extend the termination date to October 29, 2010. As of June 30, 2010, U.S. $17.9 million (€ 14.6 million) was outstanding under this agreement.
     On March 31, 2008, our subsidiary, Telvent Canada, entered into a credit agreement (the “New Credit Agreement”) with The Royal Bank of Scotland, N.V. (formerly ABN AMRO Bank N.V) (the “Bank”) to replace the previous one dated May 2, 2003. The original amount available to Telvent Canada under the New Credit agreement was up to approximately U.S. $21.0 million for three separate credit facilities. The amount outstanding under this agreement was € 2.2 million as of June 30, 2010. This credit agreement is considered a “demand facility” agreement, which means that there is no maturity date and that any borrowings made are repayable on demand, the Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
     As of June 30, 2010, € 6.2 million was outstanding under various types of financing agreements between our subsidiary, Matchmind, and several banks.
     As of June 30, 2010, € 10.0 million was outstanding under the financing obtained by us, with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almería, Málaga y Antequera (Unicaja) in connection with the El Toyo Digital City Project.
     On April 12, 2010, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.8 million) and U.S. $0.7 million (€ 0.6 million), respectively. The revolving facilities mature on April 11, 2011 and bear interest at the prevailing base lending rates published by the Peoples Bank of China. As of June 30, 2010, € 0.5 million was outstanding under these facilities.
     As of June 30, 2010, € 0.7 million was outstanding under the financing facility obtained by our subsidiary, Telvent China, with Bank of Communications.
     As of June 30, 2010, € 8.5 million was outstanding under the financing obtained by our subsidiary, Telvent Tráfico, with Natixis Sucursal en España.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We partially mitigate this risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of June 30, 2010, € 203.3 million of these obligations were outstanding.
Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to grow based upon our relationship with our largest shareholder Abengoa;

•	Abengoa’s future activities with respect to us;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional services and solutions to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to increase our margins through increased sales of higher value-added advanced applications;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to retain senior management and other highly-skilled personnel;

•	our ability to increase revenues and operating margins by shifting our services and solutions mix;

•	the importance of our alliances, joint ventures and investments; and

•	the expectations regarding general economic conditions.
     We operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk to which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which a subsidiary operates. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities unaudited condensed. Exchange rate risk and interest rate risk are both for purposes other than trading. Note 10 to our Consolidated Financial Statements provides quantitative information about our foreign exchange and interest rate contracts by principal currency as of June 30, 2010 and December 31, 2009.
     In addition, since the issuance of our convertible debt, we are also exposed to the fluctuation of our stock price. On April 19, 2010, we issued U.S. $200,000 aggregate principal amount of senior subordinated convertible notes (the “Notes”), due 2015. Under certain circumstances, the notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share. If converted in cash, the amount to distribute to noteholders will vary depending on the stock price of Telvent on the conversion date.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our subsidiaries enter into contracts in which revenues and costs are denominated in currencies other than their functional currency. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     We apply hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities (pre-codification SFAS No. 133). As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (in “other comprehensive income”). The effective portion of the gain or loss on the hedging instrument recognized in equity is subsequently reclassified to profit or loss in the same period or periods in which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The following tables illustrate the material foreign currency exchange risk-sensitive instruments held by us as of June 30, 2010 and December 31, 2009, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. For forward contracts, the contract terms provided consist of the contract amounts and weighted average settlement price and have grouped the forward contracts by common characteristics (e.g. by the currency in which the instruments are denominated).

As of June 30, 2010	Expected Maturity Date
								Fair Value
In thousands	2010	2011	2012	2013	2014	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	17,154	20,572	33,535	—	—	—	71,261	(290)
Average contractual Exchange rate	1.28	1.22	1.22	—	—	—
EUR/USD (1)
Contract amount (EUR)	21,018	15,843	23,712	—	—	—	60,573	(618)
Average contractual Exchange rate	0.77	0.82	0.82	—	—	—
USD/MXN (1)
Contract amount (USD)	21,427	95	—	—	—	—	21,522	(123)
Average contractual Exchange rate	0.07	0.06	—	—	—	—
MXN/USD (1)
Contract amount (MXN)	87,147	—	—	—	—	—	87,147	(271)
Average contractual Exchange rate	13.71	—	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	55,923	180	—	—	—	—	56,103	(741)
Average contractual Exchange rate	1.03	1.01	—	—	—	—
USD/CAD (1)
Contract amount (USD)	10,900	—	—	—	—	—	10,900	342
Average contractual Exchange rate	0.96	—	—	—	—	—
CAD/EUR (1)
Contract amount (CAD)	2,454	—	—	—	—	—	2,454	129
Average contractual Exchange rate	1.40	—	—	—	—	—
EUR/CAD (1)
Contract amount (EUR)	3,467	—	—	—	—	—	3,467	(177)
Average contractual Exchange rate	0.71	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	515	—	—	—	—	—	515	2
Average contractual Exchange rate	1.28	—	—	—	—	—
EUR/MXP (1)
Contract amount (EUR)	1,500	238	—	—	—	—	1,737	(221)
Average contractual Exchange rate	0.06	0.05	—	—	—	—
EUR/JOD (1)
Contract amount (EUR)	589	—	—	—	—	—	589	(135)
Average contractual Exchange rate	0.93	—	—	—	—	—
EUR/QAR (1)
Contract amount (EUR)	2,869	—	—	—	—	—	2,869	(229)
Average contractual Exchange rate	0.21	—	—	—	—	—
AUD/KWD (1)
Contract amount (AUD)	1,504	—	—	—	—	—	1,504	34
Average contractual Exchange rate	4.29	—	—	—	—	—
EUR/BRL (1)
Contract amount (EUR)	802	—	—	—	—	—	802	(108)
Average contractual Exchange rate	0.39	—	—	—	—	—

(1)	Telvent buys the first currency mentioned and sells the second currency.

As of December 31, 2009	Expected Maturity Date
								Fair Value
In thousands	2010	2011	2012	2013	2014	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	16,072	250	13,144	—	—	—	29,466	(2,446)
Average contractual Exchange rate	1.30	1.42	1.27	—	—	—
EUR/USD (1)
Contract amount (EUR)	16,954	523	101	101	—	—	17,679	(550)
Average contractual Exchange rate	0.71	0.68	0.67	0.67	—	—
USD/MXN (1)
Contract amount (USD)	21,109	762	—	—	—	—	21,871	(369)
Average contractual Exchange rate	0.07	0.06	—	—	—	—
MXN/USD (1)
Contract amount (MXN)	121,136	13,862	—	—	—	—	134,998	12
Average contractual Exchange rate	14.02	15.36	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	46,990	180	—	—	—	—	47,170	708
Average contractual Exchange rate	1.07	1.01	—	—	—	—
USD/CAD (1)
Contract amount (USD)	9,478	—	—	—	—	—	9,478	(43)
Average contractual Exchange rate	0.91	—	—	—	—	—
AUD/KWD (1)
Contract amount (AUD)	1,354	283	—	—	—	—	1,637	102
Average contractual Exchange rate	4.35	4.42	—	—	—	—
EUR/BRL (1)
Contract amount (EUR)	227	—	—	—	—	—	227	(8)
Average contractual Exchange rate	0.37	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	76	—	—	—	—	—	76	3
Average contractual Exchange rate	0.15	—	—	—	—	—
EUR/JOD (1)
Contract amount (EUR)	589	—	—	—	—	—	589	117
Average contractual Exchange rate	0.93	—	—	—	—	—
EUR/QAR (1)
Contract amount (EUR)	2,688	398	—	—	—	—	3,086	37
Average contractual Exchange rate	0.19	0.20	—	—	—	—

(1)	Telvent buys the first currency mentioned and sells the second currency.

Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year, both EURIBOR and LIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases and using interest rate swaps to limit the interest rate risk associated with our variable-rate long-term debt. These contracts mature between 2010 and 2024. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid to purchase the caps were € 0.5 and € 0.4 during the six-month periods ended June 30, 2010, and 2009, respectively.
     In addition, the following tables illustrate the interest rate risk-sensitive instruments held by us (all options, swaps and material debt obligations) as of June 30, 2010 and December 31, 2009, respectively, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. Information on the following contract terms is provided: for options-contract amounts and weighted average strike prices; for swaps-notional amounts, weighted average pay rates, and weighted average receive rates; and for debt obligations – principal amounts and weighted average effective interest rates. The instruments are grouped based on common characteristics as follows: options – written or purchased put or call options with similar strike prices; swaps-received variable and pay fixed swaps; and debt obligations-fixed rate or variable rate, and by currency.

	Expected Maturity Date
	(In thousands)
As of June 30, 2010	2010	2011	2012	2013	2014	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	90,313	81,671	64,997	40,286	7,537	6,748	738
Average rate receivable	2.02%	2.03%	2.07%	2.23%	4.09%	4.09%

		Expected Maturity Date
		(In thousands)
As of June 30, 2010	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (EUR)	203	358	371	384	398	8,264	9,977	7,581
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%
Variable Rate (EUR)	10,000	20,000	30,000	40,000	—	—	100,000	86,173
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Euribor plus spread ranging from 2% to 3.00% based on Net Financial Debt/EBITDA of consolidated financial statement

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating
Contract amount/notional (USD)	156,400	110,400	—	—	—	—	4,200
Average rate payable	Libor 3m USD	Libor 3m USD
Average rate receivable	5.32%	5.32%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	72,124	53,585	41,497	30,338	19,146	7,916	384
Average strike price	4.20%	4.21%	4.21%	4.20%	4.18%	4.09%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (USD)	12,300	—	—	—	—	—	—
Average strike price	4.50%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	11,802	2,048	2,048	2,048	193,542	—	211,488	131,683
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	15,500	10,500	10,500	10,500	10,500	—	57,500	52,941
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	381	364	377	391	405	8,039	9,957	8,486
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(2)	Eurodollar Rate Loans: 5.5% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 3.75% if it is higher or equal.

(3)	Euribor plus spread ranging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.
     Further detail of the terms of our short-term and long-term debt are reflected in Notes 16 and 17, respectively, of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 18, 2010.

D. Internal Controls and Procedures
     As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 18, 2010, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2009, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control over Financial Reporting” included in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2009, during this evaluation we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2009. There has been no change to our system of internal control over financial reporting that occurred during the six-month period ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2009, there has been no material changes with regard to our disclosed legal proceedings.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 18, 2010. There have been no material changes from the risk factors as previously disclosed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González-Domínguez
	Name:	Ignacio González-Domínguez
	Title:	Chief Executive Officer

Date: August 19, 2010

Exhibits

Exhibit Number	Description
4.1	Credit agreement, dated December 29, 2009, as amended on June 29, 2010, by and between Telvent USA, Inc. and Deutsche Bank, S.A. (English Translation).

4.2	Credit agreement, dated December 29, 2009, as amended on July 29, 2010, by and between Telvent USA, Inc. and Deutsche Bank, S.A. (English Translation).

4.3	Novation and Amendment of Facilities and Assignment Agreement, effective as of July 21, 2010, by and among Telvent GIT, S.A., ING Bank N.V. London Branch (as agent) and the entities listed in Schedule 1 (as lenders) amending and restating the syndicated facilities agreement, dated March 23, 2010.

4.4	Loan Agreement, dated April 1, 2010, as amended by the Third Amendment, dated July 29, 2010, by and among Telvent USA Corporation, Telvent GIT, S.A., and Deutsche Bank AG New York Branch.

4.5	Loan Agreement, dated April 1, 2010, as amended by the Second Amendment, dated April 7, 2010, by and among Telvent USA Corporation, Telvent GIT, S.A., and Deutsche Bank AG New York Branch.